Filed pursuant to
Rule 424(b)(3)
Registration File No. 333-123915

PROSPECTUS

VantageMed Corporation

THE OFFERING

UP TO 8,087,673 Shares of Common Stock

The resale of up to 8,087,673 shares of common stock by the selling stockholders of VantageMed Corporation listed herein or their transferees, for their own account. The prices at which the selling stockholders may dispose of their VantageMed shares or interests therein may be at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may dispose of the shares or interests therein under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus. We will not receive any proceeds from such dispositions.

TRADING SYMBOL

Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board (the “OTCBB”) under the symbol “VMDC.”

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.

Investing in the common stock covered by this prospectus is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. Please see the “Risk Factors” section of this prospectus beginning on page 1 which describes the specific risks associated with an investment in our company as well as with these particular securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR ANYSTATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this Prospectus carefully. It describes our company, finances and products. Federal and state securities laws require that we include in this Prospectus all the material information that you will need to make an investment decision.

We have not authorized anyone to provide you with information that is different from that which is contained in this Prospectus.

The date of this Prospectus is September 27, 2006

Unless the context otherwise requires, the terms “we,” “our,” “VantageMed” and “the Company” refer to VantageMed Corporation, a Delaware corporation.

PROSPECTUS SUMMARY

The Company

VantageMed Corporation was incorporated in California on June 1, 1995, and on April 9, 1997, we reincorporated in Delaware. In February 2000, we completed our initial public offering (IPO) of 3 million shares of our common stock, the gross proceeds of which aggregated approximately $36 million. VantageMed is a diversified healthcare information systems supplier headquartered in Rancho Cordova, California with support personnel and sales representatives in various locations throughout the United States. We develop, sell, install and support software products and services that assist physicians, behavioral health professionals, and other healthcare providers in the operation of their practices and organizations. We have built a national customer presence by acquiring established regional healthcare practice management systems companies to sell and support our Windows-based software and services. In 2005 and 2006 we established numerous relationships with Value Added Resellers (VARs). We intend to begin distributing product using the VAR distribution channel in 2006. We have not completed any acquisitions since 1999.

 Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board (the “OTCBB”) under the symbol “VMDC.OB.” On June 23, 2006, the last reported sale price of common stock on the OTCBB was $0.45 per share. The 8,087,673 shares of common stock not previously registered for resale which are covered by this prospectus represent approximately 44.5% of our total outstanding equity securities (assuming exercise of the warrants held by the selling stockholders). Registering such a large percentage of our total outstanding securities may have an adverse effect on the market price for our common stock.

 In its report dated February 22, 2006 regarding our financial statements, our registered independent public accounting firm expressed substantial doubt about our ability to continue as a going concern as a result of our net losses, accumulated deficit, stockholders deficit and other factors. Our future profitability will depend on many factors, including those discussed below under the caption “Forward-Looking Statements and Risk Factors - Risks Associated With Our Business.”

Our principal executive office is located at 11060 White Rock Road, Suite 210, Rancho Cordova, California 95670. Our telephone number is (916) 638-4744 and our website address is www.vantageemed.com. Information contained in our website is not a part of this prospectus.

The Offering

 The selling stockholders of VantageMed Corporation listed on page 12 may dispose of the following shares of our common stock, or interests therein, under this prospectus, for each of their own accounts:

•              Up to 5,279,570 shares of our common stock which we issued in a private placement on March 15, 2005; and

•              Up to 2,808,103 shares of our common stock which we will issue upon exercise of warrants we issued in a private placement on March 15, 2005.

The number of shares covered by this prospectus includes shares of common stock that currently are issued and outstanding, as well as shares of common stock that are issuable upon the exercise of certain warrants. The prices at which the selling stockholders may dispose of their VantageMed shares or interests therein may be at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may dispose of the shares or interests therein under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus. We will not receive any proceeds from such dispositions, but we will receive the exercise price of the warrants if the warrants are exercised for cash.

RISK FACTORS

Special Cautionary Notice Regarding Forward-Looking Statements and Risk Factors

This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21 of the Securities Exchange Act of 1934, as amended (the Exchange Act), which are intended to be covered by the safe harbors created thereby. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. . Forward-looking statements include, but are not limited to, statements about:

•      the current economic environment affecting us and the markets we serve;

•      sources of revenue and anticipated revenue, including the contribution from the growth of new products and markets;

•      our estimates regarding our liquidity and capital requirements;

•      marketing and commercialization of our products under development;

•      our ability to attract customers and the market acceptance of our products, especially in the face of competition;

•      results of any future litigation;

•      plans for future products and services and for enhancements of existing products and services; and

•      our intellectual property.

 When used in this Prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions identify certain of such forward-looking statements. Although we believe that the assumption, plans, intentions and expectations underlying or reflected in such forward-looking statements contained herein are reasonable, any of the assumptions, plans, intentions and expectations could be inaccurate and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this Prospectus. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this Prospectus, including under this heading “Risk Factors” and others detailed from time to time in our periodic reports filed with the SEC. These forward-looking statements represent our estimates and assumptions only as of the date of this Prospectus. Except as required by law, we are not obligated and expressly disclaim any obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Associated with our Business

We Have Received a “Going Concern” Opinion from Our Registered Independent Public Accounting Firm, We Have a History of Operating Losses and May Not Achieve Profitability Sufficient to Generate a Positive Return on Shareholders’ Investment

 We incurred a net loss of $896,000 for the first six months of 2006 and a loss of $4.3 million for the year ended December 31, 2005 and as of June 30, 2006 our accumulated deficit was $82.1 million. Our condensed consolidated financial statements for the six months ended June30, 2006 have been prepared on a “going concern” basis; however, in its report dated February 22, 2006 regarding our 2005 financial statements, our registered independent public accounting firm referred to substantial doubt about the Company’s ability to continue as a going concern as a result of our recurring losses, accumulated deficit, stockholders deficit and other factors. Our future profitability will depend on many factors, including those disclosed in the risk factors below, but in the near-term will depend primarily on our ability to (i) increase sales of our core Windows-based products to new customers and (ii) restructure our operations to match our sales volumes. We cannot assure you that these plans will succeed or that we will ever become profitable.

If We Fail To Generate New Sales Of Our Windows-Based Products, We May Not Be Able To Sustain Our Recurring Revenues And We May Be Unable To Achieve Or Sustain Revenue Growth, Profitability or Positive Cash Flow

 Our financial success depends upon our ability to generate revenues by selling our products to new and existing customers. Loss of our existing customers to competition, the loss of the associated recurring revenues and the cost of obtaining new customers, as well as the failure to generate new system sales would have a significant impact on our ability to achieve profitability or positive cash flow in the near term or at all.

We have recently strengthened our sales team by adding some highly experienced and well-known account executives; however, there can be no guarantee that our sales team will become productive in the near term or at all.

Our Need For Additional Financing Is Uncertain, As Is Our Ability To Raise Further Financing If Required

 At June 30, 2006, we had $578,000 of cash and cash equivalents and had negative working capital of $3.7 million. We may need to raise additional funds to respond to business contingencies which may include, but is not limited to, the need to: cover any losses; fund expansion; fund additional marketing expenditures; enhance our operating infrastructure; respond to competitive pressures; or acquire or develop complementary businesses or necessary technologies.

 Additional financing may not be available on terms acceptable to us, or at all. In the event that such financing, if it occurred, requires the issuance of additional shares of our capital stock, a stockholders will experience dilution in their ownership. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products or services, expand sales and marketing efforts or otherwise respond to competitive pressure could be significantly limited.

If We Fail To Properly Manage Our Revenues and Expenses, We May Be Unable To Achieve Profitability or Positive Cash Flow; Our Cost Reduction Efforts Have Strained Our Resources

 Since 2003 and through the first half of 2006, we have experienced significant fluctuations in the volume of order activity received which has put a significant strain on our resources, including cash. In the event that we are unable to properly scale our client services and other groups to timely install, implement and support our current levels of order activity and our current customer base in a cost effective manner, we may not be successful in our future operations.

We Have A History Of Losses And We May Never Achieve Profitability or Positive Cash Flow

We have incurred operating losses and have generated cash flow deficits since our inception in 1995 and as of June 30, 2006, our accumulated deficit was $82.1 million. Our business strategies may not be successful and we may not be able to achieve revenue growth, profitability or positive cash flow.

Any Failure To Comply With the HIPAA Legislation, Including Regulations Governing The Confidentiality And Integrity Of Protected Health Information (PHI) Could Result In Severe Legal And Financial Liability and Could Harm Our Business Reputation

 Federal regulations under HIPAA governing the confidentiality and integrity of PHI are complex and are evolving rapidly. As these regulations mature and become better defined, we anticipate that they will continue to directly affect certain of our products and services, but we cannot fully predict the impact at this time. We have taken steps to modify our products, services and internal practices, as necessary, to facilitate our and our customers’ compliance with these regulations, but there can be no assurance that we will be able to continue to do so in a timely or complete manner. Achieving compliance with these regulations could be costly and distract management’s attention from our operations. Any failure on our part to comply with current or future regulations could subject us to severe legal and financial liability, including civil and criminal penalties. In addition, development of related federal and state regulations and policies regarding the confidentiality of health information or other matters could positively or negatively affect our business.

If We Fail to Incorporate Product Enhancements or Develop New Products In A Timely Manner, We May Be Unable To Achieve Revenue Growth And Profitability

There can be no assurance that we will be successful in our product development efforts, that the market will continue to accept our existing products, or that new products or product enhancements will be developed and implemented in a timely manner, meet the requirements of healthcare providers, or achieve market acceptance. If new products or product enhancements do not achieve market acceptance, our business, results of operations and financial condition could be materially adversely affected.

If The Definition And Adoption Of Electronic Transactions In The Healthcare Information Technology Industry Sector Grows At A Slow Pace, We May Be Unable To Achieve Revenue Growth And Profitability From Electronic Services

Our current services and anticipated future services are dependent on the use and growth of electronic transaction processing. To the extent that the HIPAA standard transactions are not adopted or are modified by individual payers, or do not further penetrate the healthcare information technology industry, our ability to realize revenue from electronic services will be limited and we may not be able to increase our revenues.

Internet Or Telecommunication Service Or Performance Problems Or Software Errors Arising After The Installation Of Our Software At Customer Sites Could Delay Market Acceptance Of Our Products, Lead To Customer Dissatisfaction, Loss Of Revenue Or Increase in Expense And Injure Our Business Reputation

The performance of our products depends upon the efficient operation and timely installation of Internet and telephone connections, web browsers and Internet service providers and upon the reliability of our software, including third-party software incorporated into our software. The Internet and telecommunication related equipment could experience operational problems, delays or outages that are frequently outside our ability to control. In addition, software errors that we fail to detect may result in software performance problems. The occurrence of any of these problems could cause customers to experience system delays, failures and loss of data. Such problems could delay market acceptance, lead to customer dissatisfaction, a loss of revenue, an increase in expense or injure our business reputation.

We May Be Subject To State or Local Taxes That Could Harm Our Business

In the past, we have not consistently collected sales or local taxes on revenues from customers located in states other than the state where the sale originated. We are monitoring our state-by-state obligations to collect sales tax and have made provisions, where considered necessary, in the event one or more states seek to impose sales tax collection obligations on out-of-state companies similar to ours. We have also entered into agreements, or intend to enter into agreements, with tax reporting jurisdictions and have revised our tax collection procedures. However, based on the nature of our operations and the acquisitions we have made, as well as the complexity of the laws that govern state and local taxes, the determination of our obligation to collect taxes in certain jurisdictions is complex and requires significant judgment. A successful assertion by states where we have not made provisions for sales and local taxes could seriously harm our business.

If Security And Legal Liability Concerns Make Customers Unwilling To Utilize Our Products And Services To Transmit Medical Information Electronically, The Demand For Our Products May Diminish And We May Be Unable To Achieve Or Sustain Profitability

Potential customers may choose not to utilize our software products because of concerns related to the electronic transfer and management of protected health information (PHI), including: security of PHI being transferred; errors in the transmission of PHI; legal liability for data security failures or transmission errors; and regulatory burdens imposed on healthcare participants who transfer PHI electronically. If these concerns prevent potential or existing customers from buying or continuing to use our products, our revenues may not increase and we may be unable to achieve or sustain profitability.

Breaches Of Network Security Could Damage Our Business Reputation, Lead To Customer Dissatisfaction, Delay Market Acceptance Of Our Products And Result In Legal And Financial Liability And A Loss Of Revenue

 Our electronic transaction services involve the storage and transmission of PHI through our network data centers over the Internet and over dedicated private data lines. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses or similar disruptive problems. In the event of such a security breach, proprietary and confidential information could be misappropriated or our operations could be interrupted. These problems could damage our business reputation, lead to customer dissatisfaction and delay market acceptance of our products. We may also incur legal and financial liability and a loss of revenue as a result of such problems.

We Rely on Third Parties To Provide Services That Are Critical To Our Business Which Reduces Our Control Over Pricing and Quality Assurance

We rely on third parties to provide services that are critical to our business. For example, we use national clearinghouses for the processing of insurance claims and the printing and delivery of patient billings for our customers. We have also outsourced some of our product testing, medical billing, installation and hardware maintenance services. Our reliance on these third parties involves a number of risks, including, but not limited to:

•      reduced control over delivery schedules, quality assurance and equipment costs;

•      lack of guaranteed production capacity or product supply;

•      our ability to transition to alternate sources, if necessary; and

•      dependence on external resources to implement HIPAA transaction standards.

Our Stock Trades on the Over the Counter Bulletin Board

 On September 24, 2002, our stock was delisted from the NASDAQ Stock Market for failing to meet the minimum bid price requirement of $1.00. As a result, our stock now trades on the OTC Bulletin Board. Stockholders may have difficulty buying and selling our stock on the OTC. We are dependent on professional market makers to facilitate trading of our stock on the OTC. If market makers do not register to trade our stock on the OTC, stockholders may not have a public market for the purchase and sale of our securities. In addition, because the market price for our stock has been below $1.00, the stock may be deemed a penny stock, which would subject the stock to additional sales practice rules on broker-dealers who sell the Company’s securities. As a result of these additional obligations, some brokers may not effect transactions in our stock, which could adversely affect the liquidity and pricing of our stock.

Fluctuations In Our Quarterly Operating Results May Cause Volatility Or Decline In The Market Price Of Our Common Stock

It is possible that our revenues and operating results may fall below the expectations of securities analysts or investors in future quarters and years. If we fail to meet or surpass the expectations of securities analysts or investors, the market price of our common stock will most likely decline. We expect that our quarterly revenue and operating results may fluctuate as a result of a number of factors, including: changes in customer demand for our applications and services; entry into new healthcare markets; introduction of new products and service offerings and reductions in prices of products by our competitors; delays in development and other quality factors and changes within the healthcare industry.

We base our expense levels in part upon our expectations concerning future revenues, and these expense levels are relatively fixed in the short term. If we have lower revenues, we may not be able to make corresponding reductions in our spending in the short term. Any shortfall in revenues would have a direct impact on our results of operations. Fluctuations in our quarterly results or the failure to meet analysts’ expectations could affect the market price of our common stock in a manner unrelated to our long-term operating performance.

If We Are Unable To Protect Our Intellectual Property We May Lose Assets Or Continue to Incur Costly Litigation To Protect Our Rights

We rely primarily on a combination of copyrights, trademarks, trade secret laws and restrictions on disclosure to protect our intellectual property. We currently have no patents and limited registered copyrights covering technology related to our products. We have no plans to seek such legal protection and, if we do, protection may not be granted.

 Despite our efforts to protect our intellectual property, we have experienced and may continue to experience instances where a third party or a former employee could attempt to copy, reverse engineer or otherwise obtain and use our intellectual property, customer lists or trade secrets without authorization or could develop software competitive to ours. We aggressively pursue these matters as they arise.

In addition, our intellectual property may be misappropriated or infringed upon or may infringe upon the rights of others. Consequently, litigation may be necessary in the future to enforce our intellectual property rights, to protect our confidential information or trade secrets, or to determine the validity or scope of the rights of others. Litigation could result in substantial costs and diversion of management and other resources and may not successfully protect our intellectual property. Additionally, we may deem it advisable to enter into royalty or licensing agreements to resolve such claims. Such agreements, if required, may not be available on commercially reasonable or desirable terms or at all. In addition, we indemnify our customers in the event that infringement occurs.

The Loss Of Experienced Personnel To Competitors Or Our Inability To Attract And Retain Qualified Personnel Could Significantly Interrupt Our Business Operations

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. The loss of the services of any of our senior management could negatively impact our ability to carry out our business plan. We are dependent on our ability to attract, retain and motivate high caliber key personnel. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting and retaining such personnel. There are a limited number of persons with the requisite skills available to serve in these key positions and it may become increasingly difficult to hire or retain such persons. Competitors and others have in the past and may in the future attempt to recruit our employees.

Delaware Law And Our Charter Documents Contain Provisions That Could Have The Effect Of Delaying Or Preventing A Corporate Takeover, Even If Such A Transaction Would Be Beneficial To Our Stockholders

Some provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include: authorizing the board to issue additional preferred stock; limiting the persons who may call special meetings of stockholders; prohibiting stockholder actions by written consent; creating a classified board of directors pursuant to which our directors are elected for staggered three-year terms; and establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We May Not be Able to Realize the Benefits of Our Marketing Programs and Relationships

We have entered into certain marketing agreements intended to increase the awareness of our Company in the market and increase future revenues. The marketing programs may not be successful nor generate the level of interest we expect and we may not be able to realize revenues from these programs.

Risks Associated with our Industry

We Could be Subject to Breach of Warranty, Product Liability or Other Claims if Our Software Products Contain Errors or Experience Failures

Undetected errors in the software and systems we provide to customers or the software and systems we use to provide services could cause serious problems for our customers. If errors like this occur, our customers may seek compensation from us or may seek to terminate their agreements with us, withhold payments due to us, seek refunds from us of part or all of the fees charged under those agreements or initiate litigation or other dispute resolution procedures. We also provide products and services that assist in healthcare decision-making, including some that relate to patient medical histories and treatment plans. If these products malfunction or fail to provide accurate and timely information, we could be subject to product liability claims. In addition, we could face breach of warranty or other claims or additional development costs if our software and systems do not meet contractual performance standards, do not perform in accordance with their documentation, or do not meet the expectations that our customers have for them. Our software and systems are inherently complex and, despite testing and quality control, we cannot be certain that errors will not be found in prior versions, current versions or future versions or enhancements.

We attempt to limit, by contract, our liability for damages arising from negligence, errors or mistakes. However, contractual limitations on liability may not be enforceable in certain circumstances or may otherwise not provide sufficient protection to us from liability for damages. Even if claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our products and services, including unrelated products and services.

Intense Competition In The Market For Healthcare Information Systems And Services Could Prevent Us From Increasing Or Sustaining Revenues And Prevent Us From Achieving Or Sustaining Profitability

Our competitors vary in size, geographic coverage and scope of products and services offered. The market demand for certain products varies across geographic territories. Our principal competitors include practice management systems and clinical software companies. Industry competitors include organizations such as Emdeon Practice Services/Medical Manger, Per-Se/Medisoft, Misys Physician Systems, QSI/NextGen and GE Centricity/Millbrook. Additionally, within each local market there are several smaller competitors who have developed technologically advanced niche products offered at lower prices. Finally, with the integration of clinical information systems into practice management systems, several well-funded pharmaceutical, medical supply and biotech companies have entered the practice management systems market. Many of our competitors have greater financial, development, technical, marketing and sales resources than we do. These competitors may be able to respond more rapidly to new or emerging technologies and regulations and changes in customer requirements than we can. Specifically, some of our competitors are able to deliver totally integrated practice management tools including full featured electronic medical record systems. In addition, as the market for our products develops, additional competitors may enter the market and competition may intensify, requiring us to lower the prices of our products and services. In addition to these factors, our current financial condition and SEC reporting and disclosure requirements may be used against us by our competitors.

Economic And Cost Reduction Pressures Faced By Healthcare Providers May Limit The Ability Of Our Customers To Buy Our Products And Services And Could Limit Our Profitability

Economic and cost reduction pressures may limit the ability of healthcare providers to make expenditures for new software systems or for upgrades to existing software systems. A reluctance or inability on the part of healthcare providers to make such expenditures could result in fewer sales and could limit our ability to achieve or sustain profitability.

If There Is A Delay In The Release Of Our Products and If We Fail To Respond To The Rapidly Changing Technology That Characterizes Our Market, Our Products May Be Rendered Obsolete, We May Lose Our Market Opportunity And Fail To Achieve Or Sustain Profitability

We can make no assurances that delays in product releases will not occur in the future. The market for our products is highly competitive and changes rapidly. Therefore, timely development and introduction of new products, features and services to existing customers will significantly impact our future success. We will be required to meet rapidly changing market demands, respond to market requirements, develop new proprietary solutions, and successfully market new products and enhancements to new customers and our existing customer base.

Our Billing And Claims Services Are Subject To Federal And State Regulation And Any Non-Compliance With These Regulations Could Lead To Civil, Criminal And Financial Liability

 The performance of our billing and claims services are governed by numerous federal and state civil and criminal laws. Increased scrutiny has been placed on the billing and collection practices of healthcare providers and related entities. Although we believe that we are in compliance with any such regulations that may relate to the provision of our billing and claims services, any non-compliance could lead to civil monetary penalties, criminal fines, imprisonment or exclusion from participation in Medicare, Medicaid and other federally funded healthcare programs for us and the customer involved in the non-compliance.

Regulations That Restrict The Ability To Dispense Or Refill Controlled Substances Through An Electronically Transmitted Prescription Could Limit The Functionality Of Our Software Products And Could Diminish The Revenue Generated From These Products

The Federal Drug Enforcement Agency has promulgated regulations that may prohibit a pharmacy from dispensing and refilling controlled substances through an electronically transmitted prescription. These regulations may limit the scope of the prescription ordering and refill functions in our current and future software products and may diminish the revenues we obtain from the sale of these products.

If Our Software Products Are Deemed Medical Devices, We Will Be Subject To Additional Regulation That Could Result In Criminal, Civil And Financial Liability, Increase Our Costs And Delay The Marketing Of Our New Or Existing Products

The U.S. Food and Drug Administration has jurisdiction under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act to regulate computer products and software as medical devices if they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans. We believe that our healthcare information systems are not subject to FDA regulation. If, however, the FDA determined that our products were subject to regulation, non-compliance with applicable requirements could result in, among other things, fines, injunctions, civil penalties, total or partial suspension of production, refusal by the government to approve products, revocation of approval or clearance previously granted and criminal prosecution. Future FDA policies, laws or regulations concerning the development or marketing of healthcare information systems may cause our products to be subject to FDA regulation, which could increase our costs or delay the marketing of new or existing products.

Future Regulations Enacted By Congress Or By State Governments May Adversely Impact The Healthcare Industry In Ways That Could Damage Our Business Opportunities Or Profitability

 The healthcare industry is highly regulated and has been the subject of increasing levels of government regulation during the past several years. We cannot predict with any certainty the types of regulations that might be imposed or the impact that those regulations might have on our business. The adoption of regulations currently unanticipated by us or by the healthcare industry could impose burdensome requirements or restrictions on our products or on the activities of healthcare providers. These restrictions could decrease the demand for our products and could prevent us from growing our business and attaining profitability.

Changes in Accounting and Legal Standards Could Adversely Affect our Future Operating Results

During the past several years, various accounting guidance has been issued with respect to revenue recognition rules in the software industry. However, much of this guidance addresses software revenue recognition primarily from a conceptual level, and is silent as to specific implementation requirements. As a consequence, accounting firms and their clients have been required to make assumptions and judgments, in certain circumstances, regarding application of the rules to transactions not addressed by the existing rules. We believe our current business arrangements and contract terms have been properly reported under the current rules. However, if final interpretations of, or changes to, these or other accounting rules necessitate a change in our current revenue recognition or other accounting practices, our results of operations, financial condition and business could be materially and adversely affected.

 In addition to the changes discussed above, the U.S. Congress enacted the Sarbanes-Oxley Act of 2002, or the SOA, in July 2002, providing for or mandating the implementation of extensive corporate governance reforms relating to public company financial reporting, corporate ethics, and oversight of the accounting profession, among other areas. Many of these new SEC-mandated rules and procedures became effective during the latter half of 2002 and during 2003, and we are now required to comply with certain of these requirements and we are required to comply with additional requirements in 2007. We believe our corporate practices and standards meet the current rules and regulations currently in effect. However, compliance with existing or new rules that influence significant adjustments to our business practices and procedures could adversely affect our results of operations and will likely require a significant financial investment.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•      ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•      block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•      purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•      an exchange distribution in accordance with the rules of the applicable exchange;

•      privately negotiated transactions;

•      short sales after the date the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission (“SEC”);

•      through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•      broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•      a combination of any such methods of sale; and

•      any other method permitted pursuant to applicable law.

 The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

 In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out short positions entered into after the date the registration statement of which this prospectus is a part is declared effective by the SEC, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

 The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

 The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

 The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

 To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

 In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

 We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

 We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus; provided however that we will not be required to indemnify any selling stockholder to the extent that any loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged untrue omission so made in conformity with information furnished to us in writing specifically for use in this prospectus and in the registration statement. Likewise, the selling stockholders have agreed to, severally but not jointly, indemnify and hold harmless, to the extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company against any losses, claims, damages, liabilities, and expenses resulting from any untrue statement of a material fact or any omission of a material fact made in this prospectus or any violation by such selling stockholders of any rule or regulation promulgated under the Securities Act applicable to such selling stockholders and relating to action or inaction required of such selling stockholders in connection with the distribution of securities offered in this prospectus. No selling stockholder, however, will be liable to the Company for amounts in excess of the net proceeds received from the sale of such selling stockholders’ shares pursuant to this prospectus.

 We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Notice to California Investors Only

 In the State of California, sales will be limited to those California investors who (either individually or jointly with their spouse) have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2004 and estimated during 2004 of $100,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares of common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order or us to determine that all California investors meet the required suitability standards.

SELLING STOCKHOLDERS

 The table below presents certain information about persons for whom we are registering the shares of our common stock pursuant to the registration statement of which this prospectus is a part. The table lists, in each case as of August 31, 2006:

1.     the name of each selling stockholder;

2.     the number of shares each selling stockholder beneficially owns;

3.     how many shares of common stock the selling stockholder may dispose of under this prospectus; and

4.     assuming each selling stockholder sells all the shares listed next to its name, how many shares of common stock each selling stockholder will beneficially own after completion of the offering.

 Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable. The percent of beneficial ownership for each stockholder is based on 15,358,745 shares of our common stock outstanding as of August 31, 2006.

 We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering
Selling Stockholder	Common Shares	Common Stock Issuable Upon Exercise of Warrants	Total Beneficially Owned	Percent	Shares to be Sold in the Offering	Shares	Percent
Special Situations Private Equity Fund, L.P. (1)	3,225,806	1,392,448	4,618,254	27.6%	4,618,254	0	*
S Squared Technology, LLC (2)	1,612,904	696,221	2,309,125	14.4%	2,309,125	0	*
Merriman Curhan Ford & Co (3)	0	487,358	487,358	3.1%	487,358	0	*
Steven E. Curd (4)	466,845	137,778	604,623	3.9%	346,368	258,255	1.7%
Altinger Family, LLC (5)	137,527	46,415	183,942	1.2%	153,942	30,000	*
David Philipp (6)	165,013	23,208	188,221	1.2%	76,971	111,250	*
Mark Cameron (7)	143,731	28,283	12,014	1.1%	38,485	133,529	*
Philip D. Ranger (8)	185,753	4,643	190,396	1.2%	15,396	175,000	1.1%

(1)   AWM Investment Company Inc. (“AWM”) acts as investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of AWM. Through their control of AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of the Special Situations Private Equity Fund, L.P.

(2)   Includes 1,258,065 shares of our Common Stock and warrants to purchase an additional 543,053 shares of our Common Stock held by Leaf Investment Partners, L.P. as well as 354,839 shares of our Common Stock and warrants to purchase an additional 153,168 shares of our Common Stock held by Leaf Offshore Investment Fund, Ltd. S Squared Capital, LLC is the general partner for Leaf Investment Partners, L.P., and S Squared Technology Partners, L.P. is the investment manager for Leaf Offshore Investment Fund, Ltd. Seymour L. Goldblatt and Kenneth Goldblatt are the principal owners of S Squared Capital, LLC and S Squared Technology Partners, L.P. The Messrs. Goldblatt have voting and investment control over the portfolio of securities managed by S Squared Capital, LLC and S Squared Technology Partners, L.P.

(3)   Merriman Curhan Ford & Co. (“Merriman”) acted as placement agent for the 2005 Financing, for which it received cash compensation of $350,000, expense reimbursement of $10,000 and warrants to purchase up to 487,358 shares of common stock. The following officers of Merriman have voting and investment control over these securities: Jon Merriman, Greg Curhan, Rob Ford, John Hiestand and Christopher Aguilar. Merriman is a broker-dealer registered with the NASD. Merriman received this stock warrant in the ordinary course of business as compensation for their acting as placement agent in our March 15, 2005 private placement. In addition, at the time of purchase, Merriman had no agreements or understandings, directly or indirectly, with any person to distribute the securities to be resold.

(4)   Mr. Curd is our Chief Executive Officer. Shares owned include 202,680 shares issuable on exercise of stock options by Mr. Curd within 60 days from the date of this Prospectus.

(5)   Richard Altinger, our Vice President of Marketing and Business Development, is a Partner of Altinger Family, LLC. Shares owned include 30,000 shares previously acquired by Altinger Family, LLC. Richard J. Altinger, father of Richard Altinger, has sole voting and investment control with respect to these shares.

(6)   Mr. Philipp is a Director of the company and Chairman of the Audit Committee. Shares owned include111,250 shares issuable on exercise of stock options within 60 days from the date of this Prospectus.

(7)   Mr. Cameron is our Chief Operating Officer. Shares owned include 105,729 shares issuable on exercise of stock options by Mr. Cameron within 60 days from the date of this Prospectus.

(8)   Mr. Ranger is our former Chief Financial Officer. Shares owned include 175,000 shares issuable on exercise of stock options within 60 days from the date of this Prospectus.

 AVAILABLE INFORMATION

This prospectus is part of a registration statement on Form SB-2 that we have filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•      read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

•      obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois or New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

OUR COMPANY

The Company

 VantageMed Corporation was incorporated in California on June 1, 1995, and on April 9, 1997, we reincorporated in Delaware. VantageMed is a provider of healthcare software products and services to more than 18,000 physician and behavioral health providers nationwide. These providers use our core software products including RidgeMark, Northern Health Anesthesia, Therapist Helper and ChartKeeper as well as our SecureConnect electronic transaction services. VantageMed is dedicated to providing these cost effective, easy to use solutions that empower healthcare providers and their staff with the tools and data they need to improve productivity and reimbursements.

 Although over 95% of physician practices today utilize a Practice Management Solution (PMS), the majority of those practices utilize outdated legacy technology (e.g., DOS, SCO Unix, flat-file databases, etc.) systems that are expensive to support and develop and may not continue to meet the privacy, Electronic Data Interchange (EDI) transactions and security standards introduced by the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) HIPAA legislation. Given that the EDI standards for transactions other than claims (i.e., eligibility, electronic remittance advice and claim status) are finally being adopted in large numbers by insurance companies, the rate of obsolescence of legacy systems is increasing. As a result of our acquisitions, we continued to support numerous legacy technologies for several years. Throughout 2003 and 2004, however, we announced support discontinuance, or sunset, programs to these legacy customers. These legacy systems generally lack the current state-of-the-art technology of our Windows-based products, but provide similar functionality. We have derived significant revenues from supporting these legacy systems in the past; however, these revenues have decreased throughout 2005 as a result of our decision to discontinue support of these costly products as we migrate customers to our core products. Some of this revenue has been replaced by the deployment of our core products, particularly RidgeMark, to some of these customers. During this sunset and migration process, we received an accelerated number of orders to purchase our RidgeMark system. The migration orders decreased significantly starting with the second quarter of 2005 as the migration process came to a conclusion and despite our sales and marketing efforts aimed at our RidgeMark product, we have generated insignificant revenues from new customers. We are currently focusing our operations on customer satisfaction of our RidgeMark customer base, increasing recurring revenues from our Helper customer base and growth of our Northern Health market niche.

 This process of migrating customers from our legacy systems to our core Windows-based products represented a significant sales and marketing opportunity over the last two years and was completed in 2005. Also in 2005 we released a major product upgrade to our Northern Health product that improved our ability to compete in our target market.

 In 2006 and beyond, our growth and success will come largely from our ability to either migrate physician practices that use competitors’ systems to one of our core products or install and interface our ChartKeeper Computerized Medical Records product on top of their existing system. We believe that the adoption of our core Windows-based products will increase the customers’ access to clinical and administrative information while also increasing their ability to communicate with and digitally store information from numerous healthcare participants, such as third-party insurance payers, laboratories and other providers.

 Our recurring revenues were approximately 73% of total revenues in 2005 and 64% of total revenues in 2004. We define recurring revenues as any revenues derived from software maintenance and hardware support contracts as well as revenues derived from billing and electronic services. Please refer to the Introduction portion of Item 6, Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional details and a reconciliation to our GAAP revenues. In an attempt to retain and increase recurring revenues, we have expanded our service offerings, including expanded electronic services offerings. With the increasing penetration of our SecureConnect electronic transaction services we have improved our ability to deliver these electronic services. These expanded electronic service offerings include HIPAA mandated electronic claims, remittance advice, eligibility and claim status with patient statements. In 2005, recurring revenues from our electronic transaction services associated with our core products increased by 25% over 2004.

The VantageMed Solution

 Our software products and services have positioned us to address the information needs of healthcare providers through the development of integrated clinical and administrative solutions.

 We offer Windows-based healthcare information systems that reduce the growing impact of economic pressures, administrative burdens and increased information requirements now faced by healthcare providers by enabling our customers to access and process information more efficiently and reliably, reduce staff time, and collect money from patients and insurance payers faster and easier. With a team of experienced sales, customer support and product development professionals, we feel that we are positioned to address the opportunities that result from the increasingly complex needs of the healthcare industry.

 Our objective is to expand our market share, retain and then increase our recurring revenues in order to strengthen our position as a trusted supplier of information systems and services to healthcare providers. We intend to increase our revenues and market share through growth strategies that focus on:

•      Offering our Core Windows-based Products and Services These products and services are designed to meet the changing and expanding needs of our customers and to enable them to meet the increasingly complex demands of the healthcare market. Given that the vast majority of providers in our overall industry utilize legacy technology today (for example, DOS, SCO Unix, flat-file databases, etc.), migrating new customers to our Windows-based products is a key growth strategy.

•      Expanding Clinical Solutions We provide a Computerized Medical Record (CMR) system, ChartKeeper, designed to eliminate the vast quantities of paper and cost involved in creating, storing and communicating patient charts. Given that increased spending by healthcare providers is forecasted for clinical products over the course of the next several years, we believe this is a key area for future growth.

•      Cross-Selling our SecureConnect EDI Products and Services With over 18,000 providers using our products, we have the ability to generate significant growth by cross-selling additional EDI products and services to our installed customer base. These EDI products currently include claims, claim scrubbing, eligibility, electronic remittance advice and patient statement services. Given the HIPAA laws, providers and insurance payers are rapidly expanding the volume and types of electronic transactions that are exchanged. These additional EDI transactions and services are important sources of our recurring revenues.

•      Strengthening our National and Regional Presence Through sales and marketing programs as well as VAR networks, training and information systems, we continue to strengthen our processes and systems on a national level providing a consistent framework with which to provide support to a national customer base.

Principal Products

 We classify our software products as “core Windows-based” or “legacy”. Our core Windows-based products are the products we currently offer to our new customers and are the focus of our ongoing product development efforts. Our Windows-based products provide our customers with software designed to automate administrative, financial, practice management and clinical requirements of a practice. These products offer advanced functionality and are compatible with the latest generation of operating systems and hardware platforms and can accommodate from one to hundreds of healthcare providers and users.

We have designed our products to enable our customers to transition from their legacy systems to Windows-based products and services. The features, functions and primary customers of our core Windows-based products and services are described below.

Core Windows-based Products and Services	Features and Functions	Primary Customer or Type of Practice
Northern Health Anesthesia®	Practice management - scheduling, billing, patient registration, collections, reporting and EDI transactions (claims, electronic remittance advice and patient statements)	Anesthesia and enterprise billing operations (target 5 to 100 provider operations)

Therapist Helper® and Medical Helper®

Patient registration, scheduling, billing, managed care tracking, reporting and EDI transactions (claims, electronic remittance advice, patient credit card payments and patient statements); also includes a Palm Pilot enabled application and automated credit card processing for patient billing

Therapist Helper is used by psychologists, psychiatrists and behavioral health practitioners. Medical Helper is used by primary and specialty medical practices (target 1 to 5 provider practices)

RidgeMark®	Practice management - scheduling, billing, patient registration, collections, reporting, claim scrubbing and EDI transactions (claims, eligibility, electronic remittance advice and patient statements)	Primary and specialty medical practices (target 1 to 10 provider practices)

ChartKeeper®

Computerized Medical Record system for secure, electronic storage and tracking of patient charts, transcription notes, document imaging, lab results, security, authentication and electronic chart distribution

Primary and specialty medical practices (target 1 to 10 provider practices)

SecureConnect™

(EDI transaction service including hosted servers that exchange, translate and manage HIPAA compliant (e.g., claims, electronic remittance advice and eligibility) and other (e.g., patient statements) EDI transactions with our core practice management system products

Healthcare providers submitting electronic transactions (available to customers that use Northern Health, RidgeMark, Therapist Helper and Medical Helper)

Electronic Services

Our products enable EDI functions, through our SecureConnect services. EDI improves a healthcare practice’s cash flow and operations by converting costly paper and telephone-based communications into cost-efficient electronic transaction processing. Our centralized SecureConnect services, some or all of which are available for each of our products, currently include the following:

•      Electronic Claims Receives insurance claims from provider practices, reformats the claims into appropriate formats and sends them to payers/insurance companies, either directly or through third party clearinghouse partners. In addition, claim submission reports are delivered back to provider practices.

•      Electronic Patient Billing Statements Submits patient billing information from practices by electronic connection to a processing center that prints, inserts and mails patient invoices and provides billing reports to the practice.

•      Electronic Remittance Advice Receives and posts insurance payment information automatically into the practice management system thus eliminating costly and error-prone manual data entry.

•      Electronic Eligibility Checks a patient’s eligibility data with an insurance payer and in some cases provides detailed information regarding co-pays, deductible status and coverage information.

•      Electronic Credit Card Transactions Bills a patient’s credit card directly from the practice management system.

 We generate revenues by providing these SecureConnect services on a per transaction or flat monthly fee basis. We expect that the benefits of these transactions along with the HIPAA mandate requiring third-party payers to support standardized electronic transaction sets will increase provider adoption of electronic services. As additional HIPAA transactions are more clearly defined and payers begin support of these new transactions (e.g., claims status and referrals/authorizations), SecureConnect will expand on these service offerings to include all HIPAA-supported transactions. The continued development of our SecureConnect services will add further differentiation for all of our product offerings.

Support Services

We believe that customer satisfaction with our customer support and installation, data conversion, network support and training services is critical to our success. Some of these services are performed at the customer’s site. In addition to providing on-site training for many of our product lines, we perform classroom-based training and offer on-line Web-based training options. We publish periodic newsletters and sponsor user group conferences. These forums provide the user with current information and offer us an opportunity to demonstrate our new products and services.

 We provide our customers with ongoing software support and services under monthly, quarterly and annual maintenance agreements. These agreements provide for help desk support, software maintenance, upgrades (when and if available) and remote diagnostics. As of June 30, 2006, our customer service and support groups consisted of 50 employees, or approximately 56% of our employee base.

Hardware and Supplies

 In many cases, the sale of our software products is combined with the sale of third-party software, hardware systems and installation services. Because many medical practices require additional hardware as their practices grow, we also offer computer, peripherals and computer supplies as part of our product offerings. We often receive installation and ongoing maintenance revenues as a result of these hardware sales.

Product Development

 As of June 30, 2006, our Windows-based product development and quality testing organization consisted of 15 employees. Our development teams are organized by product. Each product team has a product manager and various developers. In certain cases, we have contracted with third-party development or quality testing and assurance groups to assist us with the development of our products. Our quality assurance and testing teams follow established guidelines and subject matter experts and analysts contribute to work flow design, content and business rule development. A formalized process for software enhancement requests provides feedback from customers and our sales teams. Project management tools, project schedules and distribution of technical and training notes are managed through our corporate Intranet.

Privacy and Security Issues

 Because our products and services are utilized to transmit and manage highly sensitive and confidential medical information, we provide security and confidentiality features for our customers, helping them to comply with the HIPAA privacy and security regulations. To enable the use of our products and services for the transmission of protected health information (PHI), we utilize advanced technology designed to provide a high degree of security. This technology includes:

•      user ID and password access to all of our software;

•      sophisticated access restrictions that allow our customers to determine the individuals who will have access to data and what level of access such individual will have;

•      encryption of data transmitted as required over public networks (where use is shared with the public, including over the Internet); and

•      use of mechanisms for preventing outsiders from improperly accessing private data resources on our network, commonly referred to as a “firewall.”

 We intend to support our customers in complying with the HIPAA privacy, transaction and security rules and timeframes. Internally, within our billing service, SecureConnect clearinghouse and Client Services organizations, we work to ensure the safe handling of PHI by:

•      providing each employee with our privacy and security manual explaining practices and procedures for handling PHI;

•      mandating privacy and security training and updates for all VantageMed employees or new hires;

•      monitoring employee activities to ensure compliance with the standards set forth in our privacy and security manual;

•      requiring individual user names and passwords for each employee handling PHI; and

•      requiring all employees to sign confidentiality agreements.

 We monitor proposed regulations that might affect our software products and services in order to ensure that we make appropriate improvements in our products to aid our customers with their compliance programs. Internally, we also monitor the physical layout and access controls of our operating facilities to minimize the risk of incidental disclosure of PHI to individuals not directly required to view such data.

Sales and Marketing Strategy

 Organized primarily by product line, the members of our sales and marketing teams focus on building and maintaining strong customer and prospect relationships within local markets to generate new sales. Within our existing customer base, we promote and sell hardware upgrades, maintenance services, add-on software modules and EDI services. As of June 30, 2006, we had 12 sales and marketing personnel, including sales and marketing management, telesales and field sales representatives.

Competition

 The healthcare information systems market is highly competitive on both a local and a national level. We believe that the primary competitive factors in this market are:

•      quality service and support;

•      product features, functionality and ease of use;

•      ability to comply with new and changing regulations;

•      ongoing product enhancements;

•      reputation and stability of the seller; and

•      price.

 Our experienced staff and management team provide customer support and training programs and feature-rich Windows-based products, including our SecureConnect HIPAA-compliant transaction solutions, to our installed customer base.

 Our principal competitors include organizations such as Emdeon Practice Services/Medical Manager, Per-Se/Medisoft, QSI/NextGen, Misys Physician Systems and GE Centricity/Millbrook. Additionally, within each local market there are several smaller competitors who have developed niche products offered with varying feature sets and at various price points. Finally, with the integration of clinical information systems into practice management systems, several well-funded pharmaceutical, medical supply and biotech companies have entered the practice management systems market. Many of our competitors have greater financial, development, technical, marketing and sales resources than we do. These competitors may be able to respond more rapidly to new or emerging technologies and regulations and changes in customer requirements than we can. In addition, as the market for our products continues to develop, additional competitors may enter the market and competition may intensify, requiring us to lower the prices of our products and services.

Acquisitions

Prior to our initial public offering in February 2000, we completed 26 acquisitions. Due to the volatility of the financial markets and the uncertainty in the healthcare industry, we have not pursued any acquisitions since 1999; however, we may pursue additional acquisitions in the future as opportunities arise. As part of our integration process from 2003 to 2005, we integrated all accounting, administrative and sales functions within our corporate infrastructure.

Intellectual Property

 Our success is dependent, in part, on our ability to protect our proprietary software and confidential information from unauthorized use and disclosure. We rely on a combination of trade secrets, common law intellectual property rights, license agreements, nondisclosure and other contractual provisions and technical measures to establish and protect our proprietary rights in our intellectual property and confidential information. We do not own any patents on our products. Employees, technical consultants and contractors are required to execute agreements with us providing for the confidentiality of information and the assignment to us of all proprietary rights. The legal protections afforded to us or the steps taken by us may not be adequate to prevent misappropriation of our technology and confidential information. In addition, these protections do not prevent independent third-party development of competitive products or services. We believe that our proprietary rights do not infringe upon the proprietary rights of third parties. However, third parties may assert infringement claims against us in the future and any such assertion may require us to enter into a license agreement or royalty arrangement with the party asserting the claim. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our confidential information or trade secrets, or to determine the validity or scope of the rights of others. Litigation could result in substantial costs and diversion of management and other resources and could seriously harm our business.

Government Regulation

Health Insurance Portability and Accountability Act of 1996 (HIPAA)

HIPAA was enacted in 1996 and required the Department of Health and Human Services, or HHS, to adopt national standards for the electronic transmission of healthcare transactions, and to adopt standards to ensure the privacy and security of such information. The confidentiality of protected health information (PHI) and the circumstances under which such information may be used or released are subject to substantial regulation by state and federal laws. Regulations governing the electronic transmission of, privacy and security of PHI are covered by HIPAA guidelines which are often vague and open to interpretation. There are three primary sets of standards included within the HIPAA regulations:

•      Transaction Standards that prescribe specific transaction formats and data code sets for certain electronic health care transactions;

•      Privacy Standards that protect individual privacy by limiting the uses and disclosures of individually identifiable health information; and

•      Security Standards that require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form.

 Failure to comply with these standards may subject us to civil monetary penalties and, in certain cases, criminal penalties. Covered entities, including our SecureConnect clearinghouse, may be subject to civil monetary penalties in the amount of $100 per violation and the U.S. Department of Justice may seek to impose criminal penalties for certain violations. Criminal penalties under the statute vary depending on the nature of the violation but could include fines of up to $250,000 and/or imprisonment.

Transaction Standards. The Transaction Standards became effective in October 2003; however, many covered entities, including many providers and insurance payers were not fully compliant as of that date. In response to concerns communicated to the Centers for Medicare and Medicaid Services (CMS) regarding the readiness of a significant portion of the covered entities for the October 2003 deadline and the consequences to the healthcare industry if significant claim processing problems occur at that time, CMS released its “Guidance on Compliance with HIPAA Transactions and Code Sets After the October 2003 Implementation Deadline” (which we refer to as the CMS Guidance). Under CMS’s contingency plan for Medicare, it announced that it will continue to accept claims in both HIPAA standard and legacy formats, with the legacy formats to be accepted for a period to be determined by CMS based upon a regular reassessment of the readiness of its electronic “trading partners.” However, effective in July 2004, only claims that are compliant with the Transaction Standards were to be reported as electronic media claims (EMC), which may be paid no earlier than after a 13 day waiting period. All other claims (including both electronic claims that are not compliant with the Transaction Standards, as well as paper claims) may be paid no earlier than after a 26 day waiting period. Our SecureConnect clearninghouse has been processing HIPAA compliant transactions since August 2003.

We cannot provide assurance regarding how CMS will regulate clearinghouses in general, in particular our SecureConnect clearinghouse. In addition, even though major disruptions in the flow of electronic transactions may be less likely in light of CMS’s current approach to enforcement of the Transaction Standards, we have experienced isolated disruptions and some delays and we expect there will continue to be some problems for a period of time.

 Because we also provide services to covered entities, we have entered into agreements with certain of our customers to provide assurances that we will appropriately safeguard any PHI we receive from such customers. The contracts establish the permitted and required disclosures of PHI, preclude use or further disclosure of the information in a manner that would violate the Regulations and allow the covered entity to pursue remedies outlined in HIPAA or terminate the contract in the case of a material breach by us. We continue to monitor HIPAA activity and are prepared to incorporate the necessary changes to our software products or our operations to ensure compliance.

 Privacy Standards. These rules became effective in April 2001 and the compliance date for most entities was April 2003. The Privacy Standards apply to the portions of our business that process healthcare transactions or provide certain technical services to other participants in the healthcare industry, and certain of our portal services may be affected through contractual relationships. These rules require us, our customers and our partners to use health information in a highly restricted manner, to establish policies and procedures to safeguard the information, to obtain individual authorizations for some activities, and to provide certain access rights to individuals. This rule has required us to incur product development costs and we may continue to incur additional costs to comply. The rules restrict the manner in which we transmit and use the information, and may adversely affect our ability to generate revenue from the provision of de-identified information to third parties. The effect of the Privacy Standards on our business is difficult to predict and there can be no assurances that we will adequately address the risks created by the Privacy Standards and their implementation or that we will be able to take advantage of any resulting opportunities. In addition, we are unable to predict what changes to the Privacy Standards might be made in the future or how those changes could affect our business.

Security Standards. These rules became effective in April 2005 and establish detailed requirements for safeguarding patient information that is electronically transmitted or electronically stored. The rule establishes 42 implementation specifications, 20 of which are “required,” meaning they must be implemented as specified in the rule. Twenty-two are “addressable.” Complying with addressable implementation specifications requires a business to assess whether they constitute a reasonable and appropriate safeguard for the particular business; if not, an alternative approach must be designed and implemented to achieve the particular standard. The Security Standards apply to the portions of our business that process healthcare transactions, that provide certain technical services to other participants in the healthcare industry, or that enable electronic communications of patient information among healthcare industry participants, and certain of our portal services may be affected through contractual relationships. Some of the Security Standards are technical in nature, while others may be addressed through policies and procedures for using information systems. In 2005 we deployed enhancements to our core products that allow a practice to more easily comply with the Security Standards. We are unable to predict what changes might be made to the Security Standards or how those changes might help or hinder our business. The effect of the Security Standards on our business is difficult to predict and there can be no assurances that we will adequately address the risks created by the Security Standards and their implementation or that we will be able to take advantage of any resulting opportunities.

Other Government Regulations

The U.S. Food and Drug Administration (the FDA) has jurisdiction under the 1976 Medical Device Amendments to the Federal Food, Drug, and Cosmetic Act to regulate computer products and software as medical devices if they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans. We believe that our healthcare information systems products are not medical devices currently subject to FDA regulation. However, FDA regulations are constantly changing and the FDA may promulgate regulations, or interpret current regulations in a way that would cover our products. In addition, we may develop products that subject us to FDA regulation. Compliance with FDA regulations could substantially increase our cost of doing business and may limit the extent of our planned product development.

The Federal Drug Enforcement Agency has promulgated regulations that may prohibit a pharmacy from the initial dispensing and/or refilling of certain controlled substances through an electronically transmitted prescription. A violation of these regulations may result in civil and criminal penalties. Such regulations may limit the scope of our planned prescription ordering and refill functions.

Northern Health Anesthesia, Therapist Helper, Medical Helper, RidgeMark, ChartKeeper and SecureConnect are either registered trademarks or trademarks of VantageMed Corporation. Any other trademarks used in this Report are the property of their respective owners.

Employees

As of June 30, 2006, we employed 89 persons, including 12 in sales and marketing, 50 in customer support services, 15 in product development and 12 in administration, finance and management. In order to augment our hiring of ready-to-work skilled individuals, we utilize several programs to educate and train our work force. Our employees are not represented by a labor union and we have not experienced any work stoppages and consider relations with our employees to be good.

Property

We currently lease approximately 8,500 square feet at our principal executive and corporate headquarters at 11060 White Rock Road, Suite 210, Rancho Cordova, California, that expires in September 2007. We also lease space at several locations throughout the United States, with lease terms expiring at various dates through 2011. We believe that these facilities are adequate for our current operations, and additional leased space can be obtained as needed. We have subleased some space in our Boulder, Colorado facility. This sublease expires in July 2007.

USE OF PROCEEDS

 All net proceeds from the disposition of the common stock covered by this prospectus, or interests therein, will go to the selling stockholders or their transferees. We will not receive any proceeds from any dispositions of common stock or interests therein by any of the selling stockholders or their transferees. However, certain of the shares of common stock covered by this prospectus will be issued only upon the exercise of warrants to purchase common stock. If all the warrants to purchase the common stock are exercised in full for cash, we would receive gross proceeds of approximately $3.7 million, including the proceeds from the warrant issued to Merriman, which we currently intend to use for working capital and general corporate purposes. There can be no assurance that the selling stockholders will choose to exercise any of the warrants or that all or any of the warrants will be exercised for cash.

DETERMINATION OF OFFERING PRICE

 The selling stockholders may dispose of the shares of common stock they currently own and shares of common stock they may acquire through the exercise of warrants on the OTC Bulletin Board or otherwise at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices. As described in this document, the initial warrants and exercise prices for these warrants were adjusted in June 2006 following the issuance of additional shares and warrants pursuant to an anti-dilution provisions. The warrants with respect to 1,397,850 shares of our common stock are currently exercisable at $1.21 per share and the warrants with respect to 1,410,253 shares of our common stock are currently exercisable at $1.43 per share. See “Plan of Distribution.”

LEGAL PROCEEDINGS

In February 2005, a former VantageMed customer filed a complaint in state court in New York against the Company alleging that the Company breached a contract with and certain warranties to the customer by failing to deliver certain direct payer transaction software and failing to provide software that was HIPAA compliant. The customer seeks damages of $192,896.00. In March 2005, the Company removed the case to the United States District Court for the Western District of New York. The Company believes the allegations to be without merit and is actively defending the claims. The Company has answered the complaint denying the claims and asserting certain affirmative defenses.

 In January 2006, a VantageMed customer filed suit in state court in Nevada alleging breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. The customer seeks $236,049 in damages. The case was removed to Federal court in Nevada and upon motion by VantageMed, transferred to the Federal district court in Sacramento. VantageMed has answered the complaint and filed a counterclaim for recovery of the value of uncompensated services provided by VantageMed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

Management’s discussion and analysis of financial condition and results of operations, or MD&A, is provided as a supplement to the consolidated financial statements and notes included elsewhere in this Prospectus and is designed to provide an understanding of our results of operations, financial condition and changes in financial condition. Our MD&A is comprised of:

•              Introduction. This section provides a general description of our business and summarizes any acquisitions and/or restructuring plans we have undertaken over the last two years.

•              Critical Accounting Policies. This section discusses the accounting policies we consider important to our financial condition and results of operations and that require us to exercise subjective or complex judgments in their application. This section also includes a discussion about recent accounting pronouncements and the impact those pronouncements are expected to have on our financial condition and results of operations.

Results of Operations. This section provides our analysis of the significant line items on our consolidated statements of operations.

•              Liquidity and Capital Resources, Debt and Lease Obligations. This section provides an analysis of our liquidity and cash flows as well as a discussion of our outstanding debt and commitments as of June 30, 2006.

Introduction

VantageMed is a diversified healthcare information systems supplier headquartered in Rancho Cordova, California with support personnel and sales representatives in various locations throughout the United States. We develop, sell, install and support software products and services that assist physicians, behavioral health professionals, and other healthcare providers in the operation of their practices and organizations. These providers use our Core software products including RidgeMark, Northern Health Anesthesia, Therapist Helper and ChartKeeper as well as our SecureConnect electronic transaction services. VantageMed is dedicated to providing these cost effective, easy to use solutions that empower healthcare providers and their staff with the tools and data they need to improve productivity and reimbursements. We have built a national customer presence by acquiring established regional healthcare practice management systems companies to sell and support our Windows-based software and services. In 2005 and 2006 we established numerous relationships with Value Added Resellers (VARs) and we hope to begin distributing product using the VAR distribution channel in the current year.

We have developed a customer base of approximately 18,000 physician and behavioral health providers nationwide through both acquisitions and internal growth. In 2003 through 2005, we focused on migrating our customers that were using our legacy technology products (products that we were supporting in 2004 and earlier but no longer actively selling or supporting) to our Windows-based products and services. The process of discontinuing support of, or sunsetting, these legacy technology products was substantially completed during the first quarter of 2005 and as this process concluded, we experienced a significant decline in order activity. Throughout 2003 and 2004, we initiated various restructuring plans that included an evaluation of our product development initiatives, consolidation of certain operating facilities and a reduction of our workforce. Throughout 2005 we implemented numerous cost cutting measures including a reduction in our staffing levels from 174 at the end of March 2005 to 89 at the end of June 2006. We have made a number of investments to enhance our products and improve the quality of our customer support. We have also made significant investments in sales and marketing efforts which have not yet resulted in increased sales. We are currently focusing our operations on improving customer satisfaction of our RidgeMark customer base, increasing recurring revenues from our Helper customers, and growing our market share with new sales of our Northern Health product. See Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2005.

In March 2005, we completed a $5.0 million private placement of 5,376,344 shares of common stock priced at $0.93 per share (see Note 5 to condensed consolidated financial statements). Institutional investors purchased 90 percent of the shares, with members of our management team and a member of our Board of Directors combining for the purchase of 10 percent. The investors in the transaction also received warrants to purchase an additional 1,397,850 shares of common stock priced at $1.21 per share, and warrants to purchase 1,410,253 shares of common stock originally priced at $1.43 per share. We have used these funds for working capital purposes, including investments in sales and marketing for our RidgeMark product which have not resulted in increased sales.

 On February 9, 2006, we completed the sale of our Hawaii operation to TeamPraxis. We received $605,000 of cash in connection with the sale including $25,000 associated with ongoing service and transaction fees that were earned and recognized as revenues in the first quarter of 2006. We expect to receive some additional service and transaction fees from the buyer on an ongoing basis based on continued RidgeMark usage levels; however we do not expect these fees to be significant. See Note 3 to our Consolidated Condensed Financial Statements included in this Registration Statement.

 In June 2006, we completed a $500,000 private placement of 1,111,112 shares of common stock price at $0.45 per share. Institutional investors purchased 97 percent of the shares with members of our management team participating in the balance. Investors in the transaction also received warrants to purchase an additional 1,111,112 shares of common stock priced at $0.55 per share, and an additional 555,556 shares of common stock priced at $0.90 per share. This issuance triggered an adjustment to the purchase price and number of warrants issued during the March 15, 2005 financing described above. The information in this document has been updated to reflect the adjusted strike price and number of warrants following this adjustment.

We derive revenues from three primary sources:

•              Software and systems. These revenues result from the licensing of our proprietary software, as well as the sale of third-party software (primarily desktop operating systems and standard communication/security software), computer hardware and supplies. We consider these revenues to be non-recurring in nature.

•              Customer support. These revenues are derived from software and hardware maintenance contracts, installation, training, data conversion and billing services. Revenues from software and hardware maintenance contracts and billing services are considered to be recurring in nature. Revenues from installation, training and data conversion services are non-recurring.

•              Electronic services. These revenues are derived from supporting electronic transactions initiated by our customers including insurance claim processing, claim scrubbing, eligibility, electronic remittance advice and electronic patient statement printing and mailing. We consider these revenues to be recurring in nature.

Recurring revenues (revenues derived from software and hardware maintenance, billing and electronic services) represent a significant portion of our total revenues and we believe that this will continue. Recurring revenue is not a measurement defined by US GAAP and should not be considered an alternative to, or more meaningful than, revenues as defined by US GAAP. Not all companies calculate recurring revenues in the same manner as we do or at all. Accordingly, our recurring revenue data may not be comparable with that of other companies. We have included the following information concerning recurring revenues because we believe recurring revenues provide useful information regarding our overall revenue mix. Recurring revenues derived from sales of software and hardware maintenance contracts and electronic transactions associated with our Core product group have increased 5.4% from $3.7 million in the first half of 2005 to $3.9 million for the first half of 2006.

Critical Accounting Policies

Certain of our accounting policies are particularly important to the presentation of our financial position and results of operations and require the application of significant judgment by our management. As a result, they are subject to an inherent degree of uncertainty. In applying those policies, we use our judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our critical accounting policies include:

Revenue Recognition. We enter into license agreements with customers that allow for the use of our products, usually restricted by the number of employees, the number of users, or the license term. Fees from licenses are recognized as revenue in accordance with AICPA Statement of Position 97-2, (SOP 97-2) “Software Revenue Recognition,” as amended by SOP 98-9, and Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition,” when all shipment obligations have been met, fees are fixed and determinable, collection of the sale proceeds is deemed probable and persuasive evidence of an arrangement exists. Multiple element arrangements generally include a proprietary software license, third-party software, hardware, and implementation, training and other specified services. The fee for multiple element arrangements is allocated to the various elements based on vendor-specific objective evidence (VSOE) of fair market value established by the price of the elements sold separately, or renewal rates, if an element is not yet being sold separately. The residual method is used when VSOE exists for the undelivered elements, primarily post-contract support and training. Also, to the extent that a discount exists on any of the elements, we follow the residual method and attribute that discount entirely to the delivered elements. In accordance with SOP 97-2, revenue from annual support agreements are recognized ratably over the contract term. Revenues from the sale of computer hardware and supplies are recognized as products are shipped and revenues from other services, including training, data conversion, electronic services and billing services are recognized as services are rendered. Provisions for product returns and product warranties are estimated based on historical experience and are evaluated regularly.

Allowance for doubtful accounts. We review accounts receivable and provide a reserve for amounts we estimate will not be collectible. During our review, we consider our historical experience, the age of the receivable balance, the credit-worthiness of the customer and the reason for the delinquency.

Inventory reserves. Reserves are provided for excess or obsolete inventory, which are estimated based on the age of the items and our ability to utilize the items in future sales. Generally, items that are greater than one year old are fully reserved and the related charge is recorded as cost of revenue.

Long-lived Assets. For certain long-lived assets, primarily property and equipment and intangible assets, we estimate the useful life of the asset and recognize its cost as an expense over the estimated useful life. We use the straight-line method to expense long-lived assets, which results in an equal amount of expense in each period. Additionally, pursuant to applicable accounting rules, we periodically assess whether long-lived assets have been impaired. We deem an asset to be impaired if its estimated fair value is less than the carrying value on our balance sheet. Our estimate of fair value is based on the net present value of expected future cash flows attributable to the asset. Predicting future cash flows attributable to a particular asset is difficult, and requires the use of significant judgment.

 Accrued liabilities. Certain of our accrued liabilities are based on estimates. For instance, we record a liability on our balance sheet each period for the estimated cost of goods and services rendered to us for which we have not received an invoice and we have made provisions to address certain state or local tax liabilities that require us to interpret numerous complex tax laws. Additionally, our restructuring reserve includes an estimate for the loss we expect to incur for excess leased facility space. This estimate is based on certain assumptions, such as the market value of the space and the time it will take to sublease the space. Our estimates are based on historical experience, input from sources outside the company, and other relevant facts and circumstances.

Income taxes. We use the asset and liability method of accounting for income taxes under which deferred income taxes are provided based upon the applicable enacted tax laws and rates. A valuation allowance is provided against the future benefits of deferred tax assets if it is determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will not be realized. This determination is based upon our limited operating history, history of losses and the possibility that we may never achieve profitability. As of June 30, 2006, we had net operating loss carryforwards for federal and state income tax purposes of approximately $50 million and $9 million, respectively, that were fully reserved and therefore are not recorded on the balance sheet as an asset.

Results of Operations

The following table sets forth certain data expressed as a percentage of total revenues for the periods indicated.

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues:
Software and systems	14.1%	20.4%	15.7%	21.3%
Customer support	51.9	52.8	52.9	52.9
Electronic services	34.0	26.8	31.4	25.8
Total revenues	100.0	100.0	100.0	100.0
Cost of revenues:
Software and systems	2.0	7.6	3.6	7.8
Customer support	27.8	44.8	31.0	42.3
Electronic services	20.6	17.6	18.3	17.3
Total cost of revenues	50.4	70.0	52.9	67.4
Total gross margin	49.6	30.0	47.1	32.6
Operating expenses:
Selling, general and administrative	46.1	53.3	46.5	49.9
Product development	14.8	16.4	14.4	14.9
Depreciation and amortization	1.5	1.6	1.6	1.6
Stock-based compensation	5.7	2.0	4.2	2.0
Restructuring	—	—	—	(0.2)
Total operating expenses	68.1	73.3	66.7	68.2
Loss from operations	(18.5)	(43.3)	(19.6)	(35.6)
Interest and other income (expense), net	(1.3)	0.1	3.2	0.1
Net loss	(19.8)%	(43.2)%	(16.4)%	(35.5)%

Results of Operations for the three months ended June 30, 2006 compared to the three months ended June 30, 2005

Revenues. Total revenues for the three month period ended June 30, 2006 were $2.6 million compared to $3.9 million for the three months ended June 30, 2005, a decrease of $1.3 million, or 33.8%. Approximately $790,000 of the $1.3 million decrease between June 30, 2005 and 2006 was attributed to customers located in Hawaii and sold to Team Praxis. Non-recurring revenues (revenues generated from sales of software and systems and related training, data conversion and installation services) decreased $605,000, or 58.1%, from $1.0 million for the three months ended June 30, 2005 to $436,000 for the three months ended June 30, 2006. This decrease was largely due to our selling and installing fewer RidgeMark systems during the second quarter of 2006 compared to 2005 when our legacy product migration process was concluding. Recurring revenues (revenues derived from software and hardware maintenance, billing and electronic services) decreased $700,000, or 24.8%. from $2.8 million for the three months ended June 30, 2005 to $2.1 million for the three months ended June 30, 2006. This decrease was primarily due to the sale of our Hawaii operation and a decrease in software maintenance and electronic services revenues derived from our Legacy, or outdated technology, products which we stopped supporting at various dates beginning in 2004 and ending with March 31, 2005.

Software and Systems. Software and systems revenues decreased $429,000, or 54.4%, from $789,000 to $360,000 for the three months ended June 30, 2005 to 2006, respectively. The decrease in software and systems revenues was largely due to our installing fewer RidgeMark systems.

Customer Support. Customer support revenues decreased $714,000, or 35.0%, from $2.0 million for the three months ended June 30, 2005 to $1.3 million for the three months ended June 30, 2006. This decrease was primarily due to a decrease in software and hardware maintenance revenues derived from our Legacy software programs that were discontinued during the fourth quarter of 2004 and the first quarter of 2005, as well as the sale of our Hawaii operation.

Electronic Services. Electronic services revenues decreased $162,000, or 15.7%, from $1.0 million for the three months ended June 30, 2005 to $870,000 for the three months ended June 30, 2006. This decrease was primarily due to a decrease in electronic services revenues from our Legacy products as well as the sale of our Hawaii operation. The decreases from our Legacy and Hawaii customers were offset by an increase in electronic services revenues from our Core product lines.

Cost of Revenues. Total cost of revenues decreased $1.4 million, or 52.4%, from $2.7 million to $1.3 million for the three months ended June 30, 2005 and 2006, respectively. Gross margin (total revenues less cost of revenues divided by total revenues) increased from 30.0% to 49.6%. The improvement in our gross margin was primarily the result of a reduction in costs associated with processing electronic transactions as well as reduced labor costs associated with installing and supporting our products.

Software and Systems. Software and systems cost of revenues include software licensing costs and costs of computer hardware and supplies. Software and systems cost of revenues decreased $242,000, or 82.9%, from $292,000 to $50,000 for the three months ended June 30, 2005 and 2006, respectively. Gross margin on software and systems improved from 63.0% to 86.1% due to a high percentage of our sales being follow-on orders to existing customers as opposed to Legacy migration orders in which our Legacy customers received a significant discount off of the sales price of our RidgeMark Practice Management Software as part of our Great Exchange marketing campaign.

Customer Support. Costs for customer support include salary and benefits for employees responsible for customer support as well as costs for support provided by third-parties. Customer support cost of revenues decreased $1.0 million, or 58.9%, from $1.7 million to $711,000 for the three months ended June 30, 2005 and 2006, respectively. Gross margin on customer support increased from 15.3% to 46.4% in 2006. The decrease in customer support cost and increase in margin is primarily the result of our reducing staffing levels as well as the use of contract labor in the second quarter of 2006.

Electronic Services. Costs for electronic services consist of third-party costs and salaries and benefits of staff for electronic claim processing as well as costs for patient statement printing and mailing. Electronic services cost of revenue decreased $155,000, or 22.8%, from $681,000 to $526,000 for the three months ended June 30, 2005 to 2006, respectively. Gross margin on electronic services improved from 34.0% to 39.5%. In the first quarter of 2006, we renegotiated a contract with a third party electronic services vendor which resulted in lower transaction costs to us.

Selling, General and Administrative(SG&A). SG&A expenses consist primarily of salaries, commissions and benefits of sales staff, executive, regional and administrative personnel, advertising and promotional materials and travel, communications, facility costs and insurance. SG&A expenses decreased $879,000, or 42.7%, from $2.1 million, or 53.3% of revenues, to $1.2 million, or 46.1% of revenues, for the three months ended June 30, 2005 and 2006, respectively. The decrease in SG&A expense was primarily related to a reduction in selling costs consistent with the decrease in revenues as well as headcount reductions. The decrease was also affected by decreases in bad debt expense, office rent and the impact of several other cost cutting measures implemented throughout 2005 and the first quarter of 2006.

Product Development. Product development expenses consist primarily of compensation and related costs for employees and fees for independent contractors and relate primarily to the development of our Windows-based products. Product development expenses decreased $256,000, or 40.3%, from $635,000, or 16.4% of revenues to $379,000, or 14.8% of revenues, for the three months ended June 30, 2005 and 2006, respectively. This decrease was primarily due to a decrease in staffing levels as well as contract labor costs.

Depreciation and Amortization. Depreciation expense is recognized on a straight line basis over the estimated useful lives of our fixed assets and decreased $20,000, or 34.5%, from the three months ended June 30, 2005 to 2006, primarily due to certain fixed assets that became fully depreciated during 2005. Amortization expense is recognized on a straight line basis over the estimated useful lives of our non-goodwill related intangible assets and decreased $3,000, or 100.0%, for the three months ended June 30, 2005 to 2006, due to the write off of all remaining intangible asset balances in connection with the sale of our Hawaii based operation in February 2006.

Stock-based compensation. Effective January 1, 2003, we began to account for stock options using a fair value method, as allowed under SFAS No. 148. We have elected to use the prospective method of transition, resulting in the recognition of stock-based compensation expense of $147,000 and $76,000 for the three months ended June 30, 2006 and 2005, respectively. This expense is associated with options we have granted to employees, directors and executives since 2003 and through the first quarter of 2006 and is based on an estimate of fair market value using the Black-Scholes option pricing model.

Interest and Other Income (Expense), Net. Interest income decreased $12,000 from the three months ended June 30, 2005 to 2006 and interest expense and other, net increased $23,000 from the three months ended June 30, 2005 to 2006.

Income Taxes. We did not record a provision for income taxes in the second quarters of 2006 or 2005, as we did not generate book or taxable income. At June 30, 2006, we had net operating loss carryforwards for federal and state income tax purposes of approximately $50 million and $9 million, respectively, that expire in various years through 2025. These future tax benefits have not been recognized as an asset on our balance sheet due to uncertainties surrounding our ability to generate sufficient taxable income in future periods to realize the benefits. The extent to which these loss carryforwards can be used to offset future taxable income may be limited.

Results of Operations for the six months ended June 30, 2006 compared to the six months ended June 30, 2005

Revenues. Total revenues for the six month period ended June 30, 2006 were $5.5 million compared to $8.2 million for the six months ended June 30, 2005, a decrease of $2.7 million, or 33.3%. Non-recurring revenues (revenues generated from sales of software and systems and related training, data conversion and installation services) decreased $1.2 million, or 52.8%, from $2.3 million for the six months ended June 30, 2005 to $1.1 million for the six months ended June 30, 2006. This decrease was largely due to our selling and installing fewer RidgeMark systems during the 2006 period compared to 2005 when our legacy product migration process was concluding. Recurring revenues (revenues derived from software and hardware maintenance, billing and electronic services) decreased $1.5 million, or 25.5%. from $5.9 million for the six months ended June 30, 2005 to $4.4 million for the six months ended June 30, 2006. This decrease was primarily due to a decrease in software maintenance and electronic services revenues derived from our Legacy, or outdated technology, products which we stopped supporting at various dates beginning in 2004 and ending with March 31, 2005. Our recurring and non-recurring revenues were also impacted by the sale of our Hawaii operation. Approximately $1.3 million of the $2.7 million decrease between June 30, 2005 and 2006 was attributed to customers located in Hawaii and sold to Team Praxis.

Software and Systems. Software and systems revenues decreased $885,000, or 50.7%, from $1.7 million to $861,000 for the six months ended June 30, 2005 to 2006, respectively. The decrease in software and systems revenues was largely due to our installing fewer RidgeMark systems.

Customer Support. Customer support revenues decreased $1.5 million, or 33.4% from $4.3 million for the six months ended June 30, 2005 to $2.9 million for the six months ended June 30, 2006. This decrease was primarily due to a decrease in software and hardware maintenance revenues derived from our Legacy software programs that were discontinued during the fourth quarter of 2004 and the first quarter of 2005, as well as the sale of our Hawaii operation.

Electronic Services. Electronic services revenues decreased $399,000, or 18.8% from $2.1 million for the six months ended June 30, 2005 to $1.7 million for the six months ended June 30, 2006. This decrease was primarily due to a decrease in electronic services revenues from our Legacy products as well as the sale of our Hawaii operation. The decreases from our Legacy and Hawaii customers were offset by an increase in electronic services revenues from our Core product lines.

Cost of Revenues. Total cost of revenues decreased $2.6 million, or 47.7%, from $5.5 million to $2.9 million for the six months ended June 30, 2005 and 2006, respectively. Gross margin (total revenues less cost of revenues divided by total revenues) increased from 32.6% to 47.1%. The improvement in our gross margin was primarily the result of a reduction in costs associated with processing electronic transactions as well as reduced labor costs associated with installing and supporting our products. While we expect a positive ongoing impact from the reduction in costs associated with processing electronic transactions, we also recorded a one time benefit associated with these cost reductions in the first quarter of 2006 of approximately $40,000.

Software and Systems. Software and systems cost of revenues include software licensing costs and costs of computer hardware and supplies. Software and systems cost of revenues decreased $445,000, or 69.5%, from $640,000 to $195,000 for the six months ended June 30, 2005 and 2006, respectively. Gross margin on software and systems improved from 63.3% to 77.4% due to a high percentage of our sales being follow-on orders to existing customers as opposed to Legacy migration orders in which our Legacy customers received a significant discount off of the sales price of our RidgeMark Practice Management Software as part of our Great Exchange marketing campaign.

Customer Support. Costs for customer support include salary and benefits for employees responsible for customer support as well as costs for support provided by third-parties. Customer support cost of revenues decreased $1.8 million, or 51.1%, from $3.5 million to $1.7 million for the six months ended June 30, 2005 and 2006, respectively. Gross margin on customer support increased from 20.1% to 41.4% in 2006. The decrease in customer support cost and increase in margin is primarily the result of our reducing staffing levels as well as the use of contract labor in the second quarter of 2006.

Electronic Services. Costs for electronic services consist of third-party costs and salaries and benefits of staff for electronic claim processing as well as costs for patient statement printing and mailing. Electronic services cost of revenue decreased $423,000, or 29.6%, from $1.4 million to $1.0 million for the six months ended June 30, 2005 to 2006, respectively. Gross margin on electronic services improved from 32.7% to 41.6%. In the first quarter of 2006, we renegotiated a contract with a third party electronic services vendor which resulted in lower transaction costs to us. In addition, we recognized a one time benefit in the first quarter of 2006 of approximately $40,000 in connection with this agreement. Excluding the impact of this one time benefit, gross margin on electronic services would have improved from 32.7% to 39.3%.

Selling, General and Administrative (SG&A). SG&A expenses consist primarily of salaries, commissions and benefits of sales staff, executive, regional and administrative personnel, advertising and promotional materials and travel, communications, facility costs and insurance. SG&A expenses decreased $1.5 million, or 37.8%, from $4.1 million, or 49.9% of revenues, to $2.5 million, or 46.5% of revenues, for the six months ended June 30, 2005 and 2006, respectively. The decrease in SG&A expense was primarily related to a reduction in selling costs consistent with the decrease in revenues as well as headcount reductions. To a lesser extent, the decrease was related to decreases in bad debt expense, office rent, telecommunications costs and the impact of several other cost cutting measures implemented throughout 2005 and the first quarter of 2006.

Product Development. Product development expenses consist primarily of compensation and related costs for employees and fees for independent contractors and relate primarily to the development of our Windows-based products. Product development expenses decreased $433,000, or 35.4%, from $1.2 million, or 14.9% of revenues to $791,000, or 14.4% of revenues, for the six months ended June 30, 2005 and 2006, respectively. This decrease was primarily due to a decrease in staffing levels as well as contract labor costs.

Depreciation and Amortization. Depreciation expense is recognized on a straight line basis over the estimated useful lives of our fixed assets and decreased $32,000, or 27.1%, from the six months ended June 30, 2005 to 2006, primarily due to certain fixed assets that became fully depreciated during 2005. Amortization expense is recognized on a straight line basis over the estimated useful lives of our non-goodwill related intangible assets and decreased $9,000, or 90.0%, for the six months ended June 30, 2005 to 2006, due to the write off of all remaining intangible asset balances in connection with the sale of our Hawaii based operation in February 2006.

Restructuring. In the first quarter of 2005, we recognized a benefit of $13,000 resulting from our negotiation of the early closure of a leased facility. The components of our first quarter 2005 restructuring provision and activity in the reserve for the first six months of 2005 are as follows (in thousands):

Leased Facilities
December 31, 2004 balance	$244
Restructuring benefit	13
Cash payments	(95)
March 31, 2005 balance	$162
Cash payments	(23)
June 30, 2005 balance	$139

Lease payments will be made through the end of the lease term (June 2007).

Stock-based compensation. Effective January 1, 2003, we began to account for stock options using a fair value method, as allowed under SFAS No. 148. We have elected to use the prospective method of transition, resulting in the recognition of stock-based compensation expense of $230,000 and $161,000 for the six months ended June 30, 2006 and 2005, respectively. This expense is associated with options we have granted to employees, directors and executives since 2003 and through the first quarter of 2006 and is based on an estimate of fair market value using the Black-Scholes option pricing model.

Gain on Sale of Hawaii Operation. In the first quarter of 2006, we completed the sale of our Hawaii operation and related assets including software, certain customer contracts, accounts receivable and other assets as well as the deferred revenue liability associated with these customers. We recognized a $235,000 gain and received $605,000 of cash in connection with the sale. The cash we received included $25,000 associated with ongoing service and transaction fees that were earned and recognized as revenues in the first quarter of 2006. We expect to receive some additional service and transaction fees from the buyer on an ongoing basis based on continued RidgeMark usage levels; however we do not expect these fees to be significant.

Interest and Other Income (Expense), Net. Interest income decreased $21,000 from the six months ended June 30, 2005 to 2006 and interest expense and other, net increased $42,000 from the six months ended June 30, 2005 to 2006.

Income Taxes. We did not record a provision for income taxes in the second quarters of 2006 or 2005, as we did not generate book or taxable income. At June 30, 2006, we had net operating loss carryforwards for federal and state income tax purposes of approximately $50 million and $9 million, respectively, that expire in various years through 2025. These future tax benefits have not been recognized as an asset on our balance sheet due to uncertainties surrounding our ability to generate sufficient taxable income in future periods to realize the benefits. The extent to which these loss carryforwards can be used to offset future taxable income may be limited.

Results of Operations for the year ended December 31, 2005 compared to the year ended December 31, 2004

Revenues. Total revenues for the year ended December 31, 2005 were $15.3 million compared to $22.1 million for the year ended December 31, 2004, a decrease of $6.8 million, or 30.9%. As expected, revenues from our legacy product lines decreased significantly in connection with our legacy product sunset process which was substantially completed during the second half of 2004 and the first quarter of 2005. Revenues associated with these legacy technology products decreased from $7.0 million for the year ended December 31, 2004 to $2.6 million for the year ended December 31, 2005. As of December 31, 2005 we had discontinued support of all but two of our legacy software products. We sold the largest of these products in February 2006 in connection with the sale of our Hawaii based operations to TeamPraxis (see Note 12 to our consolidated financial statements). Revenues from this product represented approximately $1.3 million, or 8.4%, of our total revenues in 2005. The amount of revenue derived from sales of the remaining product represented approximately 1.7% of our total revenues in 2005 and 1.3% of our revenues, or $48,000, for the fourth quarter of 2005. We expect this amount to decrease once sunset timing has been announced.

Revenues associated with our RidgeMark product also decreased $2.2 million, or 29.0%, from $7.5 million for the year ended December 31, 2004 to $5.3 million for the year ended December 31, 2005. This decrease was due to our selling and installing fewer RidgeMark systems during 2005 compared to 2004. This decrease was primarily due to the early success of the migration of our legacy customers to the RidgeMark product in the first half of 2004 compared to 2005 when the sunset process reached conclusion. Since our legacy customer migration process was substantially completed in the second half of 2004 and first quarter of 2005, we have experienced a significant decrease in order activity that has continued through the first quarter of 2006. We believe that this decrease in order activity was due in part to our delay in transitioning to a focus on acquiring new customers and away from the process of migrating our legacy customers to RidgeMark and quality of service issues. We are currently focusing our operations on customer satisfaction of our RidgeMark customer base, increasing recurring revenues from our Helper customer base and growth of our Northern Health market niche.

Non-recurring revenues (revenues generated from sales of software and systems and related training, data conversion and installation services) decreased $3.9 million, or 48.2%, to $4.2 million for the year ended December 31, 2005 down from $8.0 million for the year ended December 31, 2004. Recurring revenues (revenues derived from software and hardware maintenance, billing and electronic services) also decreased $3.0 million, or 21.0%, to $11.1 million for the year ended December 31, 2005 down from $14.1 million for year ended December 31, 2004. This decrease was primarily due to a decrease in software maintenance and electronic services revenues derived from our legacy products which we discontinued support of during the fourth quarter of 2004 and the first quarter of 2005.

Software and Systems. Software and systems revenues decreased $2.7 million, or 46.7%, from $5.9 million for the year ended December 31, 2004 to $3.1 million for the year ended December 31, 2005. The decrease in software and systems revenues was due to our installing significantly fewer RidgeMark systems during 2005 compared to 2004. We installed 219 RidgeMark systems in 2004 compared to only 52 systems in 2005, due primarily to our early success in converting existing legacy customers to RidgeMark in 2004 compared to 2005 when the sunset process had reached conclusion.

Customer Support. Customer support revenues are derived from software maintenance and customer service, network and computer hardware support, billing services, training, data conversion and system installation. Customer support revenues decreased $3.4 million, or 29.5% from $11.5 million for the year ended December 31, 2004 to $8.1 million for the year ended December 31, 2005. This decrease was primarily due to a $2.9 million decrease in software maintenance revenues derived from our legacy software programs that were discontinued during the fourth quarter of 2004 and the first quarter of 2005. This decrease was partially offset by a $658,000 increase in software maintenance revenues derived from our RidgeMark software program.

Electronic Services. Electronic services revenues are derived from electronic claims processing and electronic patient statement printing and mailing services. These revenues decreased $689,000, or 14.5%, from $4.8 million for the year ended December 31, 2004 to $4.1 million for the year ended December 31, 2005. This decrease was primarily due to a $1.2 million decrease in electronic services revenues from our legacy products which was partially offset by a $590,000 increase in electronic services revenues from our core products; RidgeMark, Therapist Helper and Northern Health.

Cost of Revenues. Total cost of revenues decreased $3.4 million, or 25.7%, from $13.1 million for the year ended December 31, 2004 to $9.7 million for the year ended December 31, 2005. Gross margin (total revenues less cost of revenues divided by total revenues) decreased from 40.7% to 36.3%. This decrease in our gross margin was primarily the result of a decrease in customer support revenues that outpaced the reductions in labor related spending.

Software and Systems. Software and systems cost of revenues include software licensing costs and costs of computer hardware and supplies. Software and systems cost of revenues decreased $1.8 million, or 61.7%, from $3.0 million for the year ended December 31, 2004 to $1.1 million for the year ended December 31, 2005. Gross margin on software and systems improved from 49.4% to 63.6%. The improvement in gross margin is primarily due to a decrease in sales of our RidgeMark product that often included a significant amount of hardware at very low margins as well as an adjustment to the inventory reserves we carry related to certain third party software costs for our RidgeMark product.

Customer Support. Costs for customer support include salary and benefits for employees responsible for customer support, product installation and training as well as costs for support provided by third-parties. Customer support cost of revenues decreased $1.5 million, or 19.8%, from $7.3 million for the year ended December 31, 2004 to $5.9 million for the year ended December 31, 2005. Gross margin on customer support decreased from 36.1% for the year ended December 31, 2004 to 27.3% for the year ended December 31, 2005. This decrease in gross margin was primarily the result of our decision to retain certain staff for a period of time to improve customer satisfaction on our RidgeMark product line despite a significant decrease in revenues.

Electronic Services. Costs for electronic services consist of third-party costs and salaries and benefits of staff for electronic claim processing as well as costs for patient statement printing and mailing. Electronic services cost of revenue decreased $85,000, or 3.0%, from the year ended December 31, 2004 to 2005. Gross margin on electronic services decreased from 41.3% for the year ended December 31, 2004 to 33.4% for the year ended December 31, 2005. This decrease in gross margin is primarily due to an increase in personnel we use to support our electronic transaction services in an effort to improve the extent and quality of support provided.

Selling, General and Administrative(SG&A). SG&A expenses consist primarily of salaries, commissions and benefits of sales staff, executive, accounting and administrative personnel, advertising and promotional materials, travel, communications, facility costs and insurance. SG&A expenses decreased $1.6 million, or 18.6%, and were $8.7 million, or 39.3% of revenues for the year ended December 31, 2004 and $7.1 million, or 46.3% of revenues for the year ended December 31, 2005. The change in SG&A expense included a $607,000 reduction in commission expense related to the decrease in revenues during these periods as well as a $230,000 reduction in bad debt expense and a $143,000 reduction in professional fees and a reduction in rent and facilities costs as several offices were closed. These decreases were partially offset by a $280,000 increase in spending on marketing and lead generation activities aimed at identifying and obtaining new customers as well as a $270,000 investment in information technology resources.

Product Development. Product development expenses consist primarily of compensation and related costs for employees and fees for independent contractors and relate primarily to the development and product testing activities for our Windows-based products. Product development expenses decreased $335,000, or 13.3%, from $2.5 million, or 11.4% of revenues for the year ended December 31, 2004 to $2.2 million, or 14.3% of revenues, for the year ended December 31, 2005. This decrease was primarily due to a decrease in contract labor associated with our legacy software programs, HIPAA related development and product upgrade activities in 2004 that were offset by increased costs associated with our quality and product testing programs in 2005.

Depreciation and Amortization. Depreciation expense is recognized on a straight line basis over the estimated useful lives of our fixed assets and decreased $69,000, or 23.2%, from the year ended December 31, 2004 to 2005, primarily due to certain fixed assets that became fully depreciated during 2004 and 2005. Amortization expense is recognized on a straight line basis over the estimated useful lives of our non-goodwill related intangible assets and decreased $165,000, or 91.7%, to $15,000 for the year ended December 31, 2005 to 2004, primarily due to the asset impairment charge recorded in the fourth quarter of 2004 that reduced the gross asset values that are subject to amortization.

Restructuring. Our restructuring reserve balance consists of a reserve related to two leased facilities in Boulder, Colorado that were vacated in 2002. In the second quarter of 2004, we entered into an agreement to terminate and buyout the lease for one of the two facilities. In connection with the signing of this agreement, we recognized a benefit of $147,000 representing the difference between the payments that will be made under the revised arrangement and the amounts previously reserved for through our restructuring reserve. The termination agreement required us to pay approximately $22,000 upon signing and requires us to make monthly payments of approximately $4,000 through July 2006.

The components of our restructuring provision and activity in the reserve for the two years ended December 31, 2005 were as follows (in thousands):

Leased Facilities
December 31, 2003 balance	$701
2004 net benefit	(126)
Cash payments	(331)
December 31, 2004 balance	244
2005 net benefit	(13)
Cash payments	(147)
December 31, 2005 balance	$84

Lease payments will be made through the end of the lease term (June 2007).

In the fourth quarter of 2004 we performed our impairment review of goodwill required by SFAS 142 and determined that the value of the intangible assets associated with our legacy products was significantly impaired due to our implementation of an accelerated support sunset program for these legacy products. In addition, continued poor performance and a declining number of customers for one of our billing service units resulted in an impairment charge in 2004 of $1,176,000. Approximately $477,000 of this charge was related to the impairment of goodwill associated with one of our billing services business units.

 To determine the amount of the impairment charge and implied fair value of goodwill, we performed an allocation of the estimated fair value of each reporting unit to the identifiable tangible and intangible assets and non-goodwill intangible assets and liabilities.

Stock-based compensation. Effective January 1, 2003, we began to account for stock options using a fair value method, as allowed under SFAS No. 123R. We have elected to use the prospective method of adoption, resulting in the recognition of stock-based compensation expense of $334,000 for the year ended December 31, 2005 and $113,000 for the year ended December 31, 2004. This expense is associated with options we have granted to employees, directors and executives during 2003, 2004 and 2005 and is based on an estimate of fair market value using the Black-Scholes option pricing model.

Interest and Other Income (Expense), Net. Interest income increased $20,000 from the year December 31, 2004 to 2005 and interest expense and other, net decreased $70,000 from the year ended December 31, 2004 to 2005.

Income Taxes. We did not record a provision for income taxes for the years ended December 31, 2005 or 2004, as we did not generate book or taxable income. At December 31, 2005, we had net operating loss carryforwards for federal and state income tax purposes of approximately $50 million and $9 million, respectively, that expire in various years through 2025. These future tax benefits have not been recognized as an asset on our balance sheet due to uncertainties surrounding our ability to generate sufficient taxable income in future periods to realize the benefits. The extent to which these loss carryforwards can be used to offset future taxable income may be limited.

Liquidity And Capital Resources, Debt and Lease Obligations

Since 1996, we have financed our operations primarily through a combination of indebtedness, capital leases, private equity financing and an initial public offering in 2000. Approximately 82% of the consideration paid for our acquisitions (all of which occurred prior to our initial public offering) was paid with our stock or stock options. The balance of the consideration was promissory notes and cash. In June 2006, we raised $500,000 through a private placement of 1,111,112 shares of common stock priced at $0.45 per share. In March 2005, we raised $5.0 million through a private placement of 5,376,344 shares of common stock priced at $0.93 per share

Net cash used for operating activities was $1.1 million for the six months ended June 30, 2006 compared to $3.1 million for the six months ended June 30, 2005. In the first six months of 2006, a decrease in accounts receivable contributed $515,000 in cash resulting from collection activities and the sale of our Hawaii operation. A decrease in accounts payable and accrued liabilities of $507,000 and a decrease in deferred revenues and customer deposits of $311,000 used cash during the 2006 period. Our net loss for the first six months of 2005 of $2.9 million was the primary factor behind our cash usage. Also in the first six months of 2005, a decrease in accounts receivable provided cash of $565,000. A decrease in accounts payable and accruals used cash of $676,000. A decrease in deferred revenues and customer deposits in the first six months of 2005 used cash of $653,000.

Investing activities provided cash of $578,000 in the six months ended June 30, 2006. $605,000 related to the sale of our Hawaii operation. During the first six months of 2005, we used $4.0 million of cash to purchase investments with the funds received from our March 2005 private placement which was partially offset by the sale of a portion of those investments for working capital expenditures.

Financing activities provided cash of $426,000 for the six months ended June 30, 2006 including $500,000 from our June 2006 private placement, offset by $76,000 of payments on debt. Financing activities provided cash of $4.4 million for the six months ended June 30, 2005 primarily due to our receipt of $4.6 million received for the sale of stock and warrants which was partially offset by a use of cash of $303,000 for payments on debt.

In June 2006, we completed a $500,000 private placement of 1,111,112 shares of common stock priced at $0.45 per share. Institutional investors purchased 97 percent of the shares, with members of our management team combining for the purchase of 3 percent. The investors in the transaction received warrants to purchase an additional 1,111,112 shares of common stock priced at $0.55 per share, and an additional 555,556 shares of common stock priced at $0.90 per share. After legal expenses, the net proceeds to VantageMed were approximately $492,000. We plan to use these funds for working capital purposes and for consideration of broader strategic opportunities that we believe will provide value to our stockholders. This issuance triggered an adjustment to the purchase price and number of warrants that were issued in the March 2005 transaction described below. The information in this document has been updated to reflect the adjusted strike price and number of warrants following this adjustment.

In March 2005, we completed a $5.0 million private placement of 5,376,344 shares of common stock priced at $0.93 per share (see Note 5 to our condensed consolidated financial statements). Institutional investors purchased 90 percent of the shares, with members of our management team and a member of our Board of Directors combining for the purchase of 10 percent. The investors in the transaction also received warrants to purchase an additional 1,155,247 shares of common stock priced at $1.21 per share, and warrants to purchase 1,165,498 shares of common stock priced at $1.43 per share. In connection with this transaction, we paid a fee to our broker equal to 7.0% of the total amount of capital we received, or $350,000. Our broker also received warrants to purchase an additional 487,358 shares of our common stock as part of this fee arrangement. After broker commissions and legal expenses, the net proceeds to VantageMed were approximately $4.6 million. We have used these funds for working capital purposes.

At June 30, 2006, we had $578,000 of cash and cash equivalents, had negative working capital of $3.7 million and we used $1.1 million of cash in our operations for the six months ended June 30, 2006. We also had a deficit in stockholder’s equity. We have taken a number of steps designed to improve future operations and reduce our operating costs including reorganizations, management changes, fund raising and the enhancement of our sales and marketing functions. In addition, we have reduced our headcount from 130 at December 31, 2005 to 89 at June 30, 2006. Although we believe these steps have had a positive impact on our operations, they have not resulted in our achieving positive operating cash flow or profitability. Since our legacy customer migration process was substantially completed in the second half of 2004 and first quarter of 2005, we have experienced a significant decrease in order activity that has continued into the third quarter of 2006. To date, we have not been successful in our pursuit of new customers despite our efforts. We are currently focusing our operations on customer satisfaction of our RidgeMark customer base, increasing recurring revenues from our Helper customer base and growth of our Northern Health market niche.

In February 2006, we completed of the sale of our Hawaii operation to TeamPraxis. We received $605,000 of cash in connection with the sale including $25,000 associated with service and transaction fees which were earned during the first quarter of 2006.

In order for us to achieve positive operating cash flow, working capital or profitability we will need to make changes to our cost structure and operating plan. Considering our projected operating expenses, current sales forecast and other cash requirements, we expect that our cash and cash equivalent balances will be sufficient to meet our cash flow needs through at least June 30, 2007. We are currently evaluating a number of capital financing and other structural alternatives. However, there can be no assurances that our plans will succeed and sustained long term profitability will depend on our ability to significantly increase our sales volumes. We may seek to raise additional funds for working capital purposes, to fund expansion, fund additional marketing expenditures, enhance our operating infrastructure, respond to competitive pressures, or acquire or develop complementary businesses or necessary technologies. Additional financing may not be available on terms acceptable to us, or at all. If adequate funds are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products or services or otherwise respond to competitive pressure could be limited without a substantial increase in sales. Capital expenditures for equipment, furniture and software are expected to be limited during the next 12 months.

In its report dated February 22, 2006 regarding our financial statements, our registered independent public accounting firm expressed substantial doubt about our ability to continue as a going concern as a result of our net losses, accumulated deficit, stockholders deficit and other factors. Our future profitability will depend on many factors, including those discussed below under the caption “Forward-Looking Statements and Risk Factors – Risks Associated With Our Business.”

At June 30, 2006, we had $162,000 in debt issued in connection with our financing of insurance premiums as well as one of our acquisitions. The financing arrangements require an upfront payment generally between 20% and 25% of the total premium and the balance of the note is paid in monthly installments. The interest rate on these notes ranges from 7.0% to 10.0%. In addition, we lease certain computers and office equipment under lease agreements accounted for as capital leases. At June 30, 2006, we had $47,000 in capital leases that mature from February 2010 to July 2010. Many of these leases include end of lease bargain purchase options, which we intend to exercise. Our obligations under these lease arrangements are secured by the leased equipment. At December 31, 2005, we had $130,000 in assumed debt and financed insurance premiums and $52,000 in capital leases.

We lease space at our principal executive and corporate headquarters and at several locations throughout the United States, with lease terms expiring at various dates through 2011. We have subleased some space in our facility in Boulder, Colorado.

Our other contractual obligations at June 30, 2006, and the effect such obligations are expected to have on our liquidity and cash flow in future periods, have not changed materially since December 31, 2005 as described in our most recent Form 10-KSB.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs — an amendment of Accounting Research Bulletin No. 43, Chapter 4”. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material, or spoilage. Paragraph 5 of ARB 43, previously stated that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges. SFAS 151 requires that such items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS 151 did not have a significant impact on our consolidated statement of operations and financial condition.

 In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS 154 replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. We adopted the provisions of SFAS No. 154 on January 1, 2006, as required. The adoption of SFAS No. 154 did not have an impact on our consolidated financial statements.

SELECTED FINANCIAL INFORMATION

 The selected consolidated financial data set forth below are derived from our audited financial statements and should be read in connection with our consolidated financial statements and related notes included herewith.

Selected Consolidated Financial Data

(In thousands, except per share amounts)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004
Consolidated Statement of Operations Data:
Revenues:
Software and systems	$861	$1,746	$3,126	$5,870
Customer support	2,897	4,348	8,104	11,496
Electronic services	1,722	2,121	4,065	4,754
Total revenues	5,480	8,215	15,295	22,120
Cost of revenues:
Software and systems	195	640	1,138	2,971
Customer support	1,699	3,473	5,894	7,347
Electronic services	1,005	1,428	2,706	2,791
Total cost of revenues	2,899	5,541	9,738	13,109
Total gross margin	2,581	2,674	5,557	9,011
Operating expenses:
Selling, general and administrative	2,548	4,096	7,082	8,699
Product development	791	1,224	2,184	2,519
Depreciation and amortization	87	128	243	477
Stock-based compensation	230	161	334	113
Restructuring, impairment and other charges	—	(13)	(13)	1,052
Gain on sale of DentalMate business	—	—	—	(41)
Total operating expenses	3,656	5,596	9,830	12,819
Loss from operations	(1,075)	(2,922)	(4,273)	(3,808)
Gain on sale of Hawaii operation	235	—	—	—
Interest and other income (expense), net	(56)	7	(7)	(97)
Net Loss	$(896)	$(2,915)	$(4,280)	$(3,905)
Basic and diluted loss per share (1)	$(0.06)	$(0.21)	$(0.31)	$(0.47)
Weighted-average shares-basic and diluted (1)	14,371	13,741	13,951	8,285

	June 30,	December 31,
	2006	2005	2004
Consolidated Balance Sheet Data:
Net working capital	$(3,836)	$(3,936)	$(4,900)
Cash, cash equivalents and short-term investments	493	636	946
Total assets	1,674	2,764	3,950
Long-term debt, net of current portion	40	42	—
Accumulated deficit	(81,565)	(81,175)	(76,895)
Total stockholders’ equity (deficit)	$(3,717)	$(3,410)	$(4,262)

(1)           Potentially dilutive securities from preferred stock, stock options, warrants or convertible notes have been excluded for all loss years.

MANAGEMENT

Our executive officers and directors and their ages as of August 31, 2006, are as follows:

Name	Age	Position
Steve Curd	47	Director and Chief Executive Officer
David Philipp	44	Director
Steven E. Simpson	47	Director
David Zabrowski	42	Director
Liesel Loesch	36	Chief Financial Officer
Richard Altinger	42	Vice President - Marketing and Business Development
Mark Cameron	50	Chief Operating Officer

Steve Curd has served as a director of VantageMed since January 2005 and as Chief Executive Officer since November 2004.  Mr. Curd was at Emdeon (formerly Healtheon/WebMD) from 1999 to 2002, and led the company as its Chief Operating Officer during the company’s successful Initial Public Offering and period of rapid growth.  From 1995 to 1999 Mr. Curd was at UnitedHealth Group, where he held the title of Chief Information Officer. Prior to that Mr. Curd held the position of Vice President at CIGNA Systems.  Earlier in his career, Mr. Curd was in various operations and development roles at American Airlines.  Mr. Curd holds a Masters of Business Administration from The Wharton School at the University of Pennsylvania and a Bachelors degree in Physics and Mathematics from William Jewell College.

David M. Philipp was appointed to our Board of Directors on May 13, 2002. Mr. Philipp has more than 17 years of financial management experience in several industries, including technology, financial services and retail. He is currently Chief Financial Officer for Mother Lode Holding Company, a real estate information and mortgage services company with national holdings in title insurance agency, title insurance underwriting, real estate exchange compliance, and post-close mortgage processing. Prior to joining Mother Lode, Mr. Philipp provided financial management and investment banking services to emerging technology companies and was the Chief Financial Officer of a supply-chain technology company from 1999 to 2001. From 1992 to 1999, Mr. Philipp served as Executive Vice President, CFO and Secretary of First Financial Bancorp (FLLC), a publicly held bank holding company headquartered in Central California. He has been a member of the Board of Directors of First Financial Bancorp since 1999 and serves on its Audit Committee and Compensation Committee. Mr. Philipp holds a Bachelor of Science degree in Business Administration from California State University, Sacramento. Mr. Philipp is Chairman of our Audit Committee and is a member of our Compensation Committee.

Steven E. Simpson was appointed to our Board of Directors on October 8, 2002. Mr. Simpson has more than 17 years of experience in the health care industry, including significant experience in the areas of health care technology and electronic data interchange. Since August 2002, Mr. Simpson has served as the President and Chief Executive Officer of Spheris (previously called Total eMed Corporation). Prior to joining Spheris, Mr. Simpson served as Executive Vice President of Sales and Product Management for WebMD Corporation from April 2001 to August 2002 and as Transaction Services Division President from May 2000 to April 2001. Mr. Simpson served as Chief Operating Officer of Quintiles ENVOY Corporation from July 1999 to May 2000, Chief Sales Marketing Officer from May 1999 to July 1999 and as Senior Vice President Sales and Marketing of Envoy Corporation from November 1998 to May 1999. Prior to joining Envoy, Mr. Simpson served as President and Chief Executive Officer of Health Stat LLC, an occupational health company. Mr. Simpson holds a Bachelor of Arts degree from Mercer University. Mr. Simpson is a member of our Audit Committee.

Dave Zabrowski was appointed to our Board of Directors on June 18, 2002. Mr. Zabrowski’s 19 year career in technology spans diverse experiences covering sales, marketing, R&D, and operations. Since August of 2002, he has served as President and Chief Executive Officer of Neterion (formally S2io, Inc.), a Silicon Valley based company focused on bringing high speed networking technology to computer and storage applications. Mr. Zabrowski spent the previous 16 years with Hewlett Packard where he was a key leader and contributor in businesses ranging from semiconductors to PCs to computer servers, most recently as Vice President and General Manager of Hewlett-Packard’s North American Business PC organization. Mr. Zabrowski holds a Bachelor of Science degree in Electrical Engineering from Purdue University and an MBA from UCLA. Mr. Zabrowski is a member of our Audit and Compensation Committees.

Liesel Loesch became our Chief Financial Officer in April 2006 and joined VantageMed as Corporate Controller in January 2003. She has managed accounting, compliance and financial operations of the Company since that time. Prior to VantageMed, Ms. Loesch was the Controller for Silicon Image, Inc. She is a CPA, previously served as an Audit Manager for PricewaterhouseCoopers LLP and graduated with a Bachelor of Science in Business Administration from California State University, Hayward.

Richard Altinger became our Vice President of Marketing and Business Development in February 2003. Prior to joining VantageMed, Mr. Altinger served as Vice President of Business Development for AdvancedMD (formerly, PerfectPractice.MD) from August 2001 to February 2003 and from December 1998 to July 2000 he served as Vice President of Business Development at Emdeon (formerly WebMD Corporation). Mr. Altinger’s WebMD experience also included directing WebMD’s account management, systems integration and customer support departments from May 1996 to November 1998. Mr. Altinger holds a Bachelor of Science in mechanical engineering and an M.S. in engineering management from Stanford University.

Mark Cameron joined VantageMed as our Chief Information Officer in February 2005 and became our Chief Operating Officer in September 2005. Prior to joining VantageMed, Mr. Cameron was employed by Beech Street Corporation as Chief Information Officer starting in January 2000 and subsequently served as Senior Vice President of Product Development until February 2005. Beech Street is the nation’s largest independently owned Preferred Provider Organization. Prior to Beech Street, Mr. Cameron was Vice President of Production Services for Emdeon (formerly WebMD Corporation) from May 1998 to December 1999 where he was instrumental in developing and growing WebMD’s hosted physician services. From January 1994 to May 1998 Mr. Cameron was a Vice President at Cigna. Mr. Cameron holds a Masters of Business Administration from the University of Dallas and a Bachelor of Science in Computer Science from the University of Tulsa.

The Board has also adopted a Code of Conduct that applies to all of our employees, officers and directors. A link to our Code of Conduct is available on our website at www.vantagemed.com.

Committees of the Board Of Directors

The Company has a separate Audit Committee and a Compensation Committee. We currently have a vacancy for one Class I director which we are not required to fill.  We have not yet commenced efforts to identify a nominee to fill such vacancy.

The Audit Committee is primarily responsible for (i) retaining, evaluating and approving the terms of engagement for audit services and any non-audit services performed by the Company’s independent accountants, (ii) reviewing with management and the independent accountants the financial reports and information provided by us to any governmental body or the public and our compliance with legal and regulatory requirements, (iii) regularly communicating with our independent accountants and management and reporting regularly to the Board, (iv) establishing and observing complaint procedures regarding accounting, internal controls and auditing matters, and (v) preparing the report required by the Securities and Exchange Commission. The Audit Committee consists of David Philipp, Committee Chairman, Steven E. Simpson and David Zabrowski, all of whom are independent as defined by Rule 4200(a)(15) of the National Association of Securities Dealers (NASD) listing standards. The Board has determined that Mr. Philipp qualifies as the Audit Committee financial expert as defined in Item 401(h)(2)-(3) of Regulation S-K. Mr. Philipp is the chairman of the Audit Committee.

 EXECUTIVE COMPENSATION

The following table sets forth the total compensation paid or accrued by us for the fiscal years ended December 31, 2005, 2004, and 2003 for each of the Named Executive Officers:

Summary Compensation Table

				Long-Term Compensation
Name and Principal Positions	Year	Annual Salary		Securities Underlying Options Granted(#)	All Other Compensation

Steve Curd, Chief Executive Officer and Director
	2005	$200,000		—	$—
	2004	$33,333	(1)	405,360	$—

Philip D. Ranger, our former Chief Financial Officer
	2005	$148,333		25,000	$—
	2004	$147,500		—	$—
	2003	$82,688		150,000	$—

Rick Altinger, Vice President - Marketing and Business Development
	2005	$160,000		75,000
	2004	$167,500		—	$—
	2003	$133,333	(3)	100,000	$—

Mark Cameron, Chief Operating Officer	2005	$166,667	(4)	275,000	$—

(1)                                  Mr. Curd became our Chief Executive Officer in November 2004. On an annual basis, his salary for 2004 would have been $200,000.

(2)                                  Mr. Ranger was our Chief Financial Officer from May 2003 to April 2006. On an annual basis, his salary for 2003 would have been $140,000. Mr. Ranger’s annual salary was increased to $160,000 effective August 2005.

(3)                                  Mr. Altinger became our Vice President Marketing and Business Development in February 2003. On an annual basis, his salary for 2003 would have been $160,000.

(4)                                  Mr. Cameron became our Chief Information Officer in February 2005 and became our Chief Operating Officer in September 2005. On an annual basis, his salary his salary for 2005 would have been $160,000.

Option Grants in Fiscal Years 2005, 2004 and 2003

The following table sets forth option grants for the years ended December 31, 2005, 2004 and 2003 to each of the Named Executive Officers who received options:

Name	Fiscal Year End	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in Last Fiscal Year (2005)	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
						5%	10%
Steve Curd	2004	405,360		$0.85	11/8/2014	$561,245	$893,690

Philip D. Ranger	2005	25,000	3.0%	$1.06	2/20/2015	$43,166	$68,734
	2003	150,000		$0.46	5/20/2013	$112,394	$178,968

Rick Altinger	2005	75,000	8.9%	$1.06	2/20/2015	$129,497	$206,203
	2003	100,000		$0.35	2/25/2013	$57,011	$90,781

Mark Cameron	2005	175,000	32.7%	$1.06	2/20/2015	$302,160	$481,139
	2005	100,000		$0.67	8/30/2015	$109,136	$173,781

The potential realizable values shown in the above table were calculated based on the term of each option at its time of grant, which is ten years. These values are calculated assuming that the fair market value of our common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These assumed annual compound rates of stock price appreciation do not represent our estimated or projection of future common stock prices. The fair market value per share exercise prices for each option shown in the above table for 2005, 2004 and 2003 were based upon the closing price of our common stock on the grant date.

Aggregated Option Exercises in Fiscal Year 2005, 2004 and 2003 Option Values

The following table sets forth information concerning option exercises and option holdings for the three year period ended December 31, 2005 with respect to the Named Executive Officers. Except as set forth below, no options or stock appreciation rights were exercised by any such individual during 2005, and no stock appreciation rights were outstanding on December 31, 2005.

	Number of Securities Underlying Unexercised Options At Fiscal Year End		Value of Unexercised In-the-Money Options At Fiscal Year End(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Steve Curd	109,785	295,575	—	—
Philip D. Ranger	96,875	78,125	—	—
Rick Altinger	70,830	104,170	7,083	2,917
Mark Cameron	—	275,000	—	—

(1)                                  Based upon the closing price of our common stock on December 30, 2005 of $0.45 less the exercise price per share.

Employment Contracts

Steve Curd. We have entered into an employment agreement with Mr. Curd pursuant to which we will pay Mr. Curd an annual salary of $200,000, plus an annual bonus of up to $100,000 subject to meeting goals set by our Compensation Committee. We have agreed to issue Mr. Curd an option to purchase 405,360 shares of our common stock, with 25% of such option to vest on the one-year anniversary of the agreement and the balance to vest monthly over the ensuing 36 month period. Twenty-five percent of such option will accelerate upon a change in control that occurs within the first six months of the term of the agreement and 50% of the remaining unvested options will accelerate upon a change in control thereafter. Upon a termination without cause Mr. Curd will receive a severance payment of 12 months salary. We have had no transactions within the last two years in which Mr. Curd has had a direct or indirect material interest.

Richard Altinger. In February 2003, we entered into an agreement with Mr. Altinger pursuant to which we agreed to provide nine-months severance benefits if, within the initial three year term of the agreement (or any renewal term), his employment is terminated without cause or he resigns for good reason.

Liesel Loesch. In April 2006, we entered into an agreement with Ms. Loesch pursuant to which we agreed to provide nine-months severance benefits if, within the initial three year term of the agreement (or any renewal term), her employment is terminated without cause or she resigns for good reason.

Mark Cameron. In September 2005, we entered into an agreement with Mr. Cameron pursuant to which we agreed to provide nine-months severance benefits if, within the initial three year term of the agreement (or any renewal term), his employment is terminated without cause or he resigns for good reason.

Compensation of Directors

Philip D. Ranger. In May 2003, we entered into an agreement with Mr. Ranger pursuant to which we agreed to provide twelve-months severance benefits if, within the initial three year term of the agreement (or any renewal term), his employment was terminated without cause or he resigns for good reason. Mr. Ranger’s contract expired in April 2006 when his employment with the Company ended.

The members of the Board of Directors currently do not receive cash compensation for their services as directors. During 2005, the outside members of the Board of Directors were each granted options to purchase 20,000 shares of Common Stock under our 1998 Stock Option Plan. The Chairman of the Audit Committee received an additional 10,000 options to purchase Common Stock. All options were granted on July 7, 2005 with an exercise price of $0.82 per share, which equaled the fair market value on the date of grant. The options immediately vested with respect to 57% of the shares and the balance of the options vest monthly through May 20, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of August 31, 2006, except as noted in the footnotes below, by:

•      all persons who are beneficial owners of 5% or more of our common stock;

•      each of our directors and director-nominees;

•      our Chief Executive Officer and the three other most highly compensated executive officers (the Named Executive Officers); and

•      all of our directors and executive officers as a group.

The number of shares of common stock beneficially owned and the percentage of shares beneficially owned are based on 15,358,745 shares of our common stock outstanding as of August 31, 2006.

Name and Address (1)	Number of Shares	Percent Beneficially Owned(2)
Special Situations Private Equity Fund, L.P. (3)	4,618,254	27.6%
527 Madison Avenue, Suite 2600 New York, NY 10022
Bruce Galloway (4)	2,712,135	16.8%
c/o Strategic Turnaround Equity Partners, LP 720 Fifth Avenue New York, NY 10019
S Squared Technology, LLC (5)	2,309,125	14.4%
515 Madison Avenue, Suite 4200 New York, NY 10022
Vision Opportunity Master Fund (6)	1,347,205	8.3%
317 Madison Avenue, Suite 1220 New York, NY 10017
Steve Curd (7)	604,623	3.9%
Rick Altinger (8)	316,859	2.0%
David Philipp (9)	188,221	1.2%
Mark Cameron (10)	172,014	1.1%
Steven E. Simpson (11)	94,167	*
David Zabrowski (11)	94,167	*
Executive officers and directors as a group (7 persons)	1,500,884	9.2%

*              Less than 1%

(1)           Except as otherwise noted, the address of each person listed on the table is c/o VantageMed, 11060 White Rock Road, Suite 210, Rancho Cordova, California 95670. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable.

(2)           Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to such shares. All shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days after August 31, 2006, are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(3)           Includes 1,392,448 shares underlying warrants issued to Special Situations Private Equity Fund, L.P. AWM Investment Company Inc. (“AWM”) acts as investment advisor to the Special Situations Private Equity Fund, L.P. Austin W. Marxe, and David M. Greenhouse are the principal owners of AWM. Through their control of AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio of securities of the Special Situations Private Equity Fund, L.P.

(4)           Includes 1,495,030 shares of our Common Stock over which Mr. Galloway shares investment control. Included in these shares are (i) 154,250 shares of the Common Stock are owned by Mr. Galloway’s spouse, (ii) 55,000 shares of the Common Stock held by Mr. Galloway’s children for which Mr. Galloway has the power to vote and dispose, (iii) 32,000 shares of the Common Stock are owned by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner (“RexonGalloway”) and (iv) 1,253,780 shares of Common Stock held by Strategic Turnaround Equity Partners, LP (“STEP”). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP.

(5)           Includes 1,258,065 shares of our Common Stock and warrants to purchase an additional 543,053 shares of our Common Stock held by Leaf Investment Partners, L.P. as well as 354,839 shares of our Common Stock and warrants to purchase an additional 153,168 shares of our Common Stock held by Leaf Offshore Investment Fund, Ltd. S Squared Capital, LLC is the general partner for Leaf Investment Partners, L.P., and S Squared Technology Partners, L.P. is the investment manager for Leaf Offshore Investment Fund, Ltd..

(6)           Includes 538,882 shares of our Common Stock and warrants to purchase an additional 808,323 hsares of our Common Stock. Adam Benowitz exercises voting and investment control over the portfolio of securities of the Vision Opportunity Master Fund.

(7)           Includes (i) 202,680 shares underlying options granted to Mr. Curd, which are exercisable within 60 days of August 31, 2006 and (ii) 137,778 shares underlying warrants issued to Mr. Curd.

(8)           Includes (i) 122,917 shares underlying options granted to Mr. Altinger, which are exercisable within 60 days of August 31, 2006; (ii) 46,415 shares underlying warrants issued to Altinger Family, LLC for whom Mr. Altinger is a control person; and (iii) 137,527 shares held by the Altinger Family, LLC.

(9)           Includes (i) 111,250 shares underlying options granted to Mr. Philip, which are exercisable within 60 days of August 31, 2006 and (ii) 23,208 shares underlying warrants issued to Mr. Philip.

(10)         Includes (i) 105,729 shares underlying options granted to Mr. Cameron, which are exercisable within 60 days of August 31, 2006 and (ii) 28,283 shares underlying warrants issued to Mr. Cameron.

(11)         Includes 94,167 shares each underlying options granted to Mr. Simpson and Mr. Zabrowski, which are exercisable within 60 days of August 31, 2006.

Financings

On March 15, 2005, we entered into a purchase agreement (the “Purchase Agreement”) with Special Situations Private Equity Fund, L.P., Leaf Investment Partners, L.P., Leaf Offshore Investment Fund, Ltd., Steven E. Curd, Altinger Family, LLC, Ernest R. Chastain, David Philipp and Philip D. Ranger (referred to collectively as the “Investors”). The transaction contemplated by the Purchase Agreement is referred to as the “2005 Financing.” Under the Purchase Agreement, the Company issued and sold an aggregate of 5,376,344 shares of common stock at a per share purchase price of $0.93 per share, warrants to purchase an aggregate of 1,155,247 shares of common stock exercisable at $1.21 per share, and warrants to purchase an aggregate of 1,165,498 shares of common stock exercisable at $1.43 per share. We paid to Merriman Curhan Ford & Co, as placement agent, a commission of $350,000 plus $10,000 in expenses. Merriman also received an additional 487,358 warrants to purchase common stock as part of this fee arrangement. The Company has also entered into a registration rights agreement dated March 15, 2005, under which the Company has agreed to register for resale by the Investors shares of common stock issued in the 2005 Financing and shares of common stock issuable upon exercise of the warrants issued in the 2005 Financing, with such number of shares subject to adjustments as described in “Description of Securities—Warrants to Purchase Common Stock.”

In June 2006, we entered into a Stock Purchase Agreement in connection with a $500,000 private placement of 1,111,112 shares of common stock priced at $0.45 per share. The investors in this transaction also received warrants to purchase an additional 1,111,112 shares of common stock priced at $0.55 per share, and warrants to purchase an additional 555,556 shares of common stock priced at $0.90 per share. This issuance triggered an adjustment to the purchase price and number of warrants issued during the March 15, 2005 financing described above.

Equity Compensation Plan Information

The following table sets forth certain information with respect to the 1998 Stock Option/Stock Issuance Plan and equity compensation plans not approved by security holders as of August 31, 2006.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities Remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,495,466	$0.69	747,760
Equity compensation plans not approved by security holders	4,574,771	$1.06	—

Certain Relationships and Related Transactions

On March 15, 2005 we entered into a Stock Purchase Agreement in connection with the completion of a $5.0 million private placement of 5,376,344 shares of common stock priced at $0.93 per share. Special Situations Fund, the lead investor, and S Squared Technology purchased 90 percent of the shares, with members of VantageMed’s management team, including named executive officers Steve Curd, Richard Altinger, Mark Cameron and Philip D. Ranger, and director David Philipp, purchasing an aggregate of 8 percent of the shares. The investors in the transaction also received warrants to purchase an aggregate of 1,155,247 shares of common stock priced at $1.21 per share, and warrants to purchase an aggregate of 1,165,498 shares of common stock priced at $1.43 per share.

In June 2006, we entered into a Stock Purchase Agreement in connection with a $500,000 private placement of 1,111,112 shares of common stock priced at $0.45 per share.  The investors in this transaction also received warrants to purchase an additional 1,111,112 shares of common stock priced at $0.55 per share, and an additional 555,556 shares of common stock priced at $0.90 per share.  Named executive officers Steve Curd and Mark Cameron purchased 3 percent of the shares and warrants sold.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

 VantageMed’s common stock was listed on the NASDAQ National Market under the symbol “VMDC” from February 15, 2000 (the date of our initial public offering) through April 17, 2002. On April 18, 2002, in connection with the late filing of our Annual Report on Form 10-K for the year ended December 31, 2001, the ticker symbol for the Company’s common stock changed to “VMDCE” and on September 24, 2002, our securities were delisted for failure to comply with the minimum bid price per share ($1.00) requirement. Our securities currently trade on the OTC Bulletin Board under the symbol “VMDC.OB”. The following table shows the high and low closing prices for our common stock as reported by the exchanges listed above:

	2006		2005		2004
Period	High	Low	High	Low	High	Low
First Quarter	$0.74	$0.40	$1.75	$0.80	$1.73	$1.00

Second Quarter	$0.75	$0.26	$1.25	$0.85	$1.54	$0.55
Third Quarter			$0.95	$0.51	$0.86	$0.54
Fourth Quarter			$0.94	$0.44	$0.95	$0.54

 As of March 17, 2006, we had 143 registered owners of our common stock and a substantially greater number of beneficial owners.

We have not declared any cash dividends on our common stock since our inception in 1995. We currently intend to retain any future earnings for growth and, therefore, do not anticipate paying cash dividends in the foreseeable future.

 In March 2005, we completed a $5.0 million private placement of 5,376,344 shares of common stock priced at $0.93 per share (see Note 7 to consolidated financial statements). Institutional investors purchased 90 percent of the shares, with members of our management team and a member of our Board of Directors combining for the purchase of 10 percent. The investors in the transaction also received warrants to purchase an additional 1,155,247 shares of common stock priced at $1.21 per share, and warrants to purchase 1,165,498 shares of common stock priced at $1.43 per share. In connection with this transaction, we paid a fee to our broker equal to 7.0% of the total amount of capital we received, or $350,000. Our broker also received an additional 487,358 warrants to purchase common stock as part of this fee arrangement. After broker commissions and legal expenses, the net proceeds to VantageMed were approximately $4.6 million. VantageMed has filed a registration statement with the Securities and Exchange Commission covering the resale of the shares. We have used these funds for working capital purposes, including investments in sales and marketing for our RidgeMark product which have not paid off.

 In June 2006, we completed a $500,000 private placement of 1,111,112 shares of common stock price at $0.45 per share. Institutional investors purchased 97 percent of the shares with members of our management team participating in the balance. Investors in the transaction also receive warrants to purchase an additional 1,111,112 shares of common stock priced at $0.55 per share, and an additional 555,556 shares of common stock priced at $0.90 per share.  This issuance triggered an adjustment to the purchase price and number of warrants issued during the 2005 Financing described above. The information in this document has been updated to reflect the adjusted strike price and number of warrants following this adjustment.

DESCRIPTION OF SECURITIES

Common Stock

 We are authorized to issue up to 40,000,000 shares of common stock with a par value of $0.001. As of August 31, 2006, there were 15,358,745 shares of common stock issued and outstanding. Each holder of issued and outstanding shares of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. Holders of shares of common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of common stock will have the ability to elect all of our directors.

 Subject to rights of any preferred stock then outstanding, holders of common stock are entitled to share ratably in dividends payable in cash, property or shares of our capital stock, when, as and if declared by our board of directors. We do not currently expect to pay any cash dividends on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, any assets remaining after prior payment in full of all of our liabilities and after prior payment in full of the liquidation preference of any preferred stock would be paid ratably to holders of common stock.

 All outstanding shares of common stock are, and any shares of common stock to be issued upon exercise of options and warrants will be, fully paid and non-assessable.

Preferred Stock

 We are authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001. As of the date hereof, there were no shares of preferred stock issued and outstanding. The preferred stock may be issued as a class, without series or, if so determined from time to time by the Board of Directors in one or more series. Our board of directors is authorized to determine, fix, alter or revoke any and all of the rights, preferences, privileges and restrictions and other terms of the preferred stock and any series thereof, including voting powers liquidation preferences, dividend rights, conversion rights, rights and terms of redemption and other rights, privileges, preferences and restrictions as shall be set forth in the resolutions of the Board of Directors providing for the issuance of such preferred stock. Our board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock and may have the effect of delaying, deferring or preventing a change in control of our company. The issuance of authorized preferred stock requires the approval of the Board of Directors and no stockholders approval is needed.

Warrants to Purchase Common Stock

2,808,103 of the shares of common stock offered by the selling stockholders in this prospectus are offered pursuant to warrants issued in connection with the 2005 Financing as described under “Security Ownership of certain Beneficial Owners and Management”. The warrants have a term or exercise beginning on March 15, 2005 and expiring on March 15, 2010. The warrants are exercisable, in whole or in part, at any time during the exercise period by delivering the warrants together with a warrant exercise form and payment to the company for the aggregate warrant price for that number of warrant shares then being purchased. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, reorganization, reclassification, consolidation, merger, sale, transfer or other disposition of all or substantially all of the assets of the company. 1,397,850 of the warrants are exercisable at $1.21 per share and 1,410,253 of the warrants are initially exercisable at $1.43 per share. Subject to certain exceptions, the price for which the warrants are exercisable, and the number of shares issuable upon the exercise of the warrants, is subject to adjustment if we issue shares of common stock for less than the exercise price of the warrants at the time such additional shares of our common stock are issued. The shares excluded from the price adjustment provision include:

•  capital stock, options or convertible securities issued to directors, officers, employees, or consultants of the company in connection with their service as directors of the company, their employment by the company or their retention as consultants by the company pursuant to an equity compensation program approved by the board of directors of the company or the compensation committee of the board of directors of the company;

•  shares of common stock issued upon the conversion or exercise of options or convertible securities issued prior to March 15, 2005 provided such securities are not amended after the date hereof to increase the number of shares of Common Stock issuable thereunder or to lower the exercise or conversion price;

•  securities issued to the selling stockholders pursuant to the 2005 Financing and securities issued upon the exercise or conversion of those securities; and

•  shares of common stock issued or issuable by reason of a dividend, stock split or other distribution on shares of common stock (but only to the extent that such dividend, split or distribution results in an adjustment in the warrant price pursuant to the other provisions of the warrant).

Under certain circumstances, where the closing bid price of a share of common stock equals or exceeds 200% of the current exercise price for 20 consecutive trading days commencing two years after the closing date of the investment and after the registration statement covering the warrant shares has been declared effective, the company, upon 20 days’ prior written notice to the warrant holders within one business day immediately following the end of such 20 day trading period, may call the warrants, in whole but not in part, at a redemption price equal to $0.01 per share of common stock then purchasable pursuant to the warrants.

From and after March 15, 2006 and for so long as we are required to have a registration statement effective for the shares issuable on exercise of the warrants, if (i) such shares may not be freely sold to the public for any reason (including, but not limited to, our failure to have effected the registration of such shares or to have a current prospectus available for delivery or otherwise, but excluding the period of any Allowed Delay (as defined below)) or (ii) we have initiated a call as described above and such shares may not be freely sold to the public for any reason, including due to prohibitions the purchase or sale of our securities under applicable federal or state securities laws, the holder of any warrant may elect to receive shares of common stock, without the cash payment the exercise price, equal to the value of the warrant or any portion thereof in a cashless exercise. In the event of a cashless exercise we would not receive cash for the exercise price but we would issue fewer shares than we would in a cash exercise.

Registration Rights

In connection with the 2005 Financing as discussed in the section titled “Security Ownership of Certain Beneficial Owners and Management,” VantageMed has entered into a registration agreement with all of the selling stockholders except Merriman Curhan Ford & Co. Pursuant to such registration agreement, VantageMed has agreed to register the common stock and any shares of common stock issuable upon conversion of the warrants issued in the 2005 Financing (as such number may be adjusted from time to time). Under the registration rights agreement, we agreed to file, at our expense, a registration statement covering the common stock and warrant shares on or prior to April 14, 2005 (the “Filing Deadline”). If the registration statement covering the registrable securities had not been filed on or prior to April 14, 2005, the Company would have been required to make pro rata payments to each selling stockholder, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such selling stockholder for each 30-day period (or pro rata for any portion thereof) following the date by which such registration statement should have been filed for which no registration statement is filed with respect to the registerable securities. Upon the written demand of any selling stockholder and upon any change in the warrant exercise price such that additional shares of Common Stock become issuable upon the exercise of the Warrants, the Company has agreed to file with the SEC one or more additional registration statements covering the resale of the additional shares. If a registration statement covering the additional shares is not filed with the SEC within ten business days of the request of any selling stockholder or upon the occurrence of certain specified events, the Company will make pro rata payments to each selling stockholder, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such selling stockholder for each 30-day period (or pro rata for any portion thereof) following the date by which such registration statement should have been filed for which no registration statement is filed with respect to the additional shares. Promptly following the date upon which the Company becomes eligible to use a registration statement on Form S-3, the Company is obligated to file a shelf registration statement on Form S-3 covering the shares of Common Stock issuable in the 2005 Financing. If a shelf registration statement is not filed with the SEC on or prior to the 10 th day after the Company becomes eligible to use Form S-3, the Company will make pro rata payments to each selling stockholder, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such selling stockholder for each 30-day period (or pro rata for any portion thereof) following the date by which such shelf registration statement should have been filed for which no such shelf registration statement is filed with respect to the registrable securities.

Pursuant to the registration agreement, VantageMed has agreed to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable. VantageMed further agreed to notify the selling stockholders as promptly as practicable, and in any event, within twenty-four (24) hours, after any registration statement is declared effective and to simultaneously provide the selling stockholders with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered in the registration statement.

 If (A)(x) a registration statement covering the registrable securities is not declared effective by the SEC within ninety (90) days after March 15, 2005 (one-hundred twenty (120) days if the registration statement is reviewed by the SEC), (y) a registration statement covering any additional shares as provided in the registration agreement is not declared effective by the SEC within ninety (90) days following the time such registration statement was required to be filed by the registration agreement (one-hundred twenty (120) days if the registration statement is reviewed by the SEC) declared effective by the SEC, or (z) a shelf registration statement is not declared effective by the SEC within ninety (90) days after the Company qualifies to use Form S-3 (120 days if the registration statement is reviewed by the SEC), or (B) after a registration statement has been declared effective sales cannot be made pursuant to such registration statement for any reason (including without limitation by reason of a stop order, or VantageMed’s failure to update the registration statement), but excluding the inability of any selling stockholder to sell the registrable securities covered thereby due to market conditions and except as excused as described below, then VantageMed will make pro rata payments to each selling stockholder, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such selling stockholder for each 30- day period or pro rata for any portion thereof following the date by which such registration statement should have been effective (the “Blackout Period”). Such payments shall be in partial compensation to the selling stockholders, and shall not constitute the selling stockholders’ exclusive remedy for such events. VantageMed has agreed that the amounts payable as liquidated damages will be paid monthly within three (3) business days of the last day of each month following the commencement of the Blackout Period until the termination of the Blackout Period. Such payments shall be made to each selling stockholder in cash.

 For not more than twenty (20) consecutive days or for a total of not more than forty-five (45) days in any twelve (12) month period, VantageMed may delay the disclosure of material non-public information concerning VantageMed, by suspending the use of any prospectus included in any registration contemplated by the registration agreement containing such information, the disclosure of which at the time is not, in the good faith opinion of VantageMed, in the best interests of VantageMed (an “Allowed Delay”); provided, that VantageMed shall promptly (a) notify the selling stockholders in writing of the existence of (but in no event, without the prior written consent of a selling stockholder, shall VantageMed disclose to such selling stockholder any of the facts or circumstances regarding) material non-public information giving rise to an Allowed Delay, (b) advise the selling stockholders in writing to cease all sales under the registration statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

Transfer Agent and Registrar

 The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Certificate of Incorporation eliminates a director’s personal liability to the Company or its stockholders for any monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of such director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which such director derived an improper benefit.

Our Certificate of Incorporation also provides that the Company shall indemnify to the full extent authorized by law any person, testator or intestate made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company or any predecessor of the Company or serves or served any other enterprise as a director or officer at the request of the Company or any predecessor of the Company.

Furthermore, the Certificate of Incorporation provides that neither any amendment nor repeal of the provisions providing for indemnification or elimination of personal liability under the Certificate of Incorporation nor the adoption of any provision inconsistent with the such provisions shall eliminate or reduce the effect of the right of indemnification or elimination of personal liability provided under the Certificate of Incorporation in respect of any matter occurring, or any cause of action, suit or claim accruing or arising prior to such amendment, repeal or adoption of an inconsistent provision.

Our Bylaws provide that the Company, to the maximum extent permitted by the General Corporation Law of the State of Delaware, including, without limitation, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware (as that Section may be amended and supplemented from time to time), indemnify any director, officer or trustee which it shall have power to indemnify under Section 145 against any expenses, liabilities or other matters referred to in or covered by that Section. The Bylaws further provide that such indemnification (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) shall continue as to a person who has ceased to be a director, officer or trustee and (iii) shall inure to the benefit of the heirs, executors and administrators of such a person. Pursuant to the Bylaws the Company’s obligation to provide indemnification under the Bylaws shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Company or any other person.

Additionally, the Certificate of Incorporation and the Bylaws, respectively, also provide that the Company shall pay expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company as authorized in the Certificate of Incorporation or the relevant section of the General Corporation Law of the State of Delaware, respectively.

 Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

On November 8, 2004, we (1) dismissed Grant Thornton LLP (Grant Thornton) as our independent accountants responsible for auditing our financial statements and (2) retained Farber Hass Hurley & McEwen, LLP (formerly Hurley & Company or Hurley) as our new independent accountants.

Grant Thornton’s reports on VantageMed Corporation’s financial statements for the two years ended December 31, 2003, did not contain an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles, except that the report for the period ended December 31, 2003 was modified to indicate that our recurring losses from operations, accumulated deficit and stockholder’s deficit, raised substantial doubts about our ability to continue as a going concern. The report for the period ended December 31, 2002 was also modified to indicate that effective January 1, 2003, we changed our method of accounting for stock-based compensation arrangements in accordance Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123. In addition, our financial statements for the year ended December 31, 2002 were restated as discussed in Note 2 to the consolidated financial statements filed on Form 10-KSB with the Securities and Exchange Commission on March 30, 2004.

The decision to dismiss Grant Thornton and to retain Hurley was unanimously approved by our Board of Directors.

From the date of the last audited financial statements through the date of dismissal, we had no disagreements, whether or not resolved, with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its report. There were no events otherwise reportable under Item 304(a)(1)(iv) of Regulation S-B.

During the two most recent fiscal years prior to Grant Thornton’s dismissal, 2002 and 2003, and through November 8, 2004, the date Grant Thornton was dismissed, we did not consult Hurley regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements.

LEGAL OPINION

DLA Piper US LLP has issued a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

The financial statements of VantageMed Corporation, included in our annual report on Form 10-KSB for the years ended December 31, 2004 and 2005, have been audited by Farber Hass Hurley & McEwen LLP (formerly Hurley & Company), Independent Registered Public Accounting Firm, as set forth in their report which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Farber Hass Hurley & McEwen LLP’s report, given their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS
JUNE 30, 2006

VANTAGEMED CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share amounts)	2006	2005	2006	2005
Revenues:
Software and systems	$360	$789	$861	$1,746
Customer support	1,326	2,040	2,897	4,348
Electronic services	870	1,032	1,722	2,121
Total revenues	2,556	3,861	5,480	8,215

Cost of revenues:
Software and systems	50	292	195	640
Customer support (1)	711	1,728	1,699	3,473
Electronic services (2)	526	681	1,005	1,428
Total cost of revenues	1,287	2,701	2,899	5,541

Total gross margin	1,269	1,160	2,581	2,674

Operating expenses:
Selling, general and administrative (3)	1,179	2,058	2,548	4,096
Product development (4)	379	635	791	1,224
Depreciation and amortization	38	61	87	128
Stock-based compensation	147	76	230	161
Restructuring (benefit)	—	—	—	(13)
Total operating expenses	1,743	2,830	3,656	5,596
Loss from operations	(474)	(1,670)	(1,075)	(2,922)
Other income (expense):
Interest income	12	24	19	40
Interest expense and other, net	(44)	(21)	(75)	(33)
Gain on Sale of Hawaii Operation	—	—	235	—
Total other income (expense), net	(32)	3	179	7

Net loss	$(506)	$(1,667)	$(896)	$(2,915)

Basic and diluted net loss per share	$(0.03)	$(0.12)	$(0.06)	$(0.21)
Weighted-average shares–basic and diluted	14,702	13,505	14,371	13,741

(1)

Excludes stock-based compensation of $12,000 and $24,000 for the three and six months ended June 30, 2006, respectively. Excludes stock-based compensation of $14,000 and $30,000 for the three and six months ended June 30, 2005, respectively.

(2)	Excludes stock-based compensation of $2,000 and $3,000 for the three and six months ended June 30, 2006, respectively.
(3)

Excludes stock-based compensation of $120,000 and $178,000 for the three and six months ended June 30, 2006, respectively. Excludes stock-based compensation of $61,000 and $128,000 for the three and six months ended June 30, 2005, respectively.

(4)

Excludes stock-based compensation of $13,000 and $25,000 for the three and six months ended June 30, 2006, respectively. Excludes stock-based compensation of $1,000 and $3,000 for the three and six months ended June 30, 2005, respectively.

The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

VANTAGEMED CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
(In thousands, except share and per share amounts)	2006	2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$578	$636
Accounts receivable, net of allowance of $213 and $352, respectively	614	1,213
Inventories, net of reserve of $81 and $103, respectively	40	62
Prepaid expenses and other	260	263
Total current assets	1,492	2,174
Property and equipment, net	145	213
Intangibles, net	—	377
Total assets	$1,637	$2,764

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$172	$140
Accounts payable	1,204	1,543
Accrued liabilities	982	1,128
Customer deposits and deferred revenue	2,816	3,299
Total current liabilities	5,174	6,110
Long-term portion of restructuring reserve, net of current portion	—	22
Long-term debt, net of current portion	37	42
Total liabilities	5,211	6,174

Commitments and contingencies (Note 6)

Stockholders’ deficit:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value, 40,000,000 shares authorized; 15,358,745 shares issued and outstanding at June 30, 2006 and 14,239,178 shares issued and outstanding at December 31, 2005	15	14
Additional paid-in capital	78,482	77,751
Accumulated deficit	(82,071)	(81,175)
Total stockholders’ deficit	(3,574)	(3,410)
Total liabilities and stockholders’ deficit	$1,637	$2,764

The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

VANTAGEMED CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
(In thousands)	2006	2005
Cash flows from operating activities:
Net loss	$(896)	$(2,915)
Adjustments to reconcile net loss to net cash used for operating activities:
Gain on sale	(235)	—
Depreciation and amortization	87	128
Bad debt expense	(57)	118
Stock-based compensation	230	161
Changes in assets and liabilities:
Accounts receivable	515	565
Inventories	6	(25)
Prepaid expenses and other	106	159
Accounts payable and accrued liabilities	(507)	(676)
Customer deposits and deferred revenue	(311)	(653)
Net cash used for operating activities	(1,062)	(3,138)
Cash flows from investing activities:
Purchases of property and equipment	(27)	(46)
Proceeds from sale of investments	—	2,231
Purchase of investments	—	(4,000)
Cash proceeds from sale of Hawaii operation	605	—
Net cash provided by (used for) investing activities	578	(1,815)
Cash flows from financing activities:
Proceeds from exercise of stock options	2	137
Proceeds from sale of stock and warrants, net	500	4,576
Payments on long-term debt	(76)	(303)
Net cash provided by financing activities	426	4,410
Net decrease in cash and cash equivalents	(58)	(543)
Cash and cash equivalents, beginning of period	636	946
Cash and cash equivalents, end of period	$578	$403

The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

VANTAGEMED CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

VantageMed is a diversified healthcare information systems supplier headquartered in Rancho Cordova, California with support personnel and sales representatives in various locations throughout the United States.  We develop, sell, install and support software products and services that assist physicians, anesthesiologists, behavioral health professionals, and other healthcare providers in the operation of their practices and organizations.  These providers use our core software products including RidgeMark, Northern Health Anesthesia, Therapist Helper and ChartKeeper as well as our SecureConnect electronic transaction services.

We have built a national customer presence by acquiring established regional healthcare practice management systems companies to sell and support our Windows-based software and services.  In 2005 and 2006 we established numerous relationships with Value Added Resellers (VARs) and we hope to distribute product using the VAR distribution channel in future periods.  We have developed a customer base of approximately 18,000 physician, anesthesiologist and behavioral health providers nationwide through both acquisitions and internal growth.

Use of estimates and basis of presentation

These are unaudited interim condensed consolidated financial statements and include all adjustments (consisting of normal recurring accruals), which, in our opinion, are necessary in order to make the financial statements not misleading.  These financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include certain disclosures required by accounting principles generally accepted in the United States of America.  Accordingly, the statements should be read in conjunction with our financial statements and notes included in our Annual Report on Form 10-KSB for the year ended December 31, 2005.  Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006 or future periods.

The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  For instance, we record a liability on our balance sheet each period for the estimated cost of goods and services rendered to us for which we have not received an invoice and our tax accruals require us to interpret and apply complex tax laws in numerous states and local jurisdictions.  Additionally, our restructuring reserve includes an estimate for the loss we expect to incur for excess leased facility space.  This estimate is based on certain assumptions, such as the market value of the space and the time it will take to sublease the space.  Our estimates are based on historical experience, input from third parties, and other relevant facts and circumstances.  Actual results could differ from these estimates.  Certain prior year amounts have been reclassified to conform to the current year presentation.

Risks and uncertainties

The accompanying condensed consolidated financial statements have been prepared assuming that VantageMed will continue as a going concern; however, we have experienced recurring losses from operations since our inception.  These losses have resulted in negative operating cash flows and negative working capital.  At June 30, 2006 we had cash and cash equivalents totaling $578,000, negative working capital of $3.7 million and a stockholders’ deficit of $3.6 million.  In addition, in its report dated February 22, 2006 regarding our financial statements, our registered independent public accounting firm expressed substantial doubt about our ability to continue as a going concern as a result of our net losses, accumulated deficit, stockholders deficit and other factors.  We are also subject to a number of additional risks, including, but not limited to uncertainties in the healthcare industry, our ability to continue to develop or acquire necessary complementary technologies including clinical focused software such as an Electronic Medical Records (EMR) product as well as market acceptance of our existing products.  In order for us to achieve positive operating cash flow, working capital or profitability we will need to make changes to our cost structure and operating plan.  These changes also involve significant risks and uncertainties including our ability to execute these strategies in an effective and timely manner.  The accompanying condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should VantageMed be unable to continue as a going concern.

Since our legacy customer migration process was completed in the first quarter of 2005, we have experienced a significant decrease in order activity and revenues.  Despite our investing resources in acquiring new RidgeMark customers to supplement this decrease, we have generated insignificant revenues from new customers.  Due to our need to balance costs and cash against this opportunity, we have reduced our spending on this process and are currently focusing our operations on customer satisfaction of our RidgeMark customer base, market position of Helper and growth of our Northern Health market niche.

While we have taken a number of steps designed to improve the quality of customer support, increase sales to new customers and align our costs with this reduced level of revenues, including a reduction in headcount from 130 at December 31, 2005 to 89 at June 30, 2006, additional changes are necessary to improve our financial condition.   These additional changes may require further cost reductions.

Also, we may require additional financing which may not be available on terms acceptable to us, or at all.  If adequate funds are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products or services or otherwise respond to competitive pressure may be limited.

Considering our projected operating expenses, current sales forecast and other cash requirements, we expect that our cash and cash equivalent balances will be sufficient to meet our cash flow needs through at least June 2007.  We are currently evaluating a number of capital, financing and other structural alternatives.  There can be no assurance that our plans will succeed.

Revenue recognition

Fees from licenses are recognized as revenue in accordance with AICPA Statement of Position 97-2, (SOP 97-2) “Software Revenue Recognition,” as amended by SOP 98-9, and Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition,” when all shipment obligations have been met, fees are fixed and determinable, collection of the sale proceeds is deemed probable and a contract has been signed.  We generally charge a one-time license fee for the right to use our proprietary software.  The amount of the license fee is fixed and based on a specific number of users specified at the inception of the license agreement and is generally part of a multiple element arrangement.  The license fee is not subject to adjustment based on future usage or an obligation to distribute further copies.  Payment of the license fee is due upon delivery and acceptance, generally 30 to 45 days from the date of contract execution.  We do not offer cancellation provisions and in a limited number of cases, we have offered extended payment terms.

Multiple element arrangements generally include a proprietary software license, third-party software, hardware, and implementation, training and other specified services. The fee for multiple element arrangements is allocated to the various elements based on vendor-specific objective evidence (VSOE) of fair market value established by the price of the elements sold separately or renewal rates if an element is not yet being sold separately.  The residual method is used when VSOE exists for the undelivered elements, primarily post-contract support and training.  Also, to the extent that a discount exists on any of the elements, we follow the residual method and attribute that discount entirely to the delivered elements.  Upon contract execution, we collect a deposit, which normally varies from 50% to 100% based on the type of product or service being purchased, the customer’s credit profile and previous relationship with us, if any.  In the event that a customer elects to finance their purchase, we obtain a 10% deposit from the customer and we obtain a copy of the approved lease documents prior to moving forward with the contract.  Payments from leasing companies are either received upon contract execution or when the system has been delivered and accepted by the customer.   Revenue is recognized when all of the criteria of SOP 97-2 are met.  Deposits received in advance of revenue recognition are recorded as customer deposits and included in current liabilities.

We also provide post-contract support under annual maintenance and support agreements as well as other services including electronic claims processing, electronic statement printing, mailing, data processing and other services provided independently from software licensing activities.  Annual support agreements are billed annually, semi-annually, quarterly or monthly and all other services are billed as the services are rendered.  In accordance with SOP 97-2, software subscription license fees and revenue from annual support agreements are recognized ratably over the contract term.  Support fees received in advance of revenue recognition are recorded as deferred revenue.  Revenue from all other services is recognized as the services are rendered.

We offer a limited return provision for 60 days from the date of purchase, for one of our off-the-shelf software products.  Based on historical information available to us based on past sales and returns experience, we are able to reasonably estimate future product returns.  Although not material, we make adequate provision for returns expected on sales made within 60 days of each reporting period.

Software development costs

To date, all of our costs for research and development of software products have been expensed as incurred since the amount of software development costs incurred subsequent to the establishment of technological feasibility, evidenced by establishment of a working model, have been immaterial. To the extent that we incur additional development costs after technological feasibility has been established, we would capitalize those development costs in accordance with the Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.”

Allowance for doubtful accounts

We review accounts receivable and provide a reserve for amounts we estimate will not be collectible.  During our review we consider our historical experience, the age of the receivable balance, the credit-worthiness of the customer and the reason for the delinquency.  We consider a number of matters when granting credit to customers including our prior experience with them, their current cash resources, and ability to obtain lease financing.

Inventories and related reserves

Inventories are stated at the lower of cost (specific identification method) or market and consist primarily of supplies and new computer equipment purchased to fill customer orders.  Reserves are provided for excess or obsolete inventory, which are estimated based on the age of the items and our ability to utilize the items in future sales.  Generally, items that are greater than one year old or that are expected to take longer than one year to consume, are reserved and the related charge is recorded as cost of software and systems revenue.

Long-lived assets

For certain long-lived assets, primarily property and equipment and intangible assets, we estimate the useful life of the asset and recognize its cost as an expense over the estimated useful life. We use the straight-line method to expense long-lived assets, which results in an equal amount of expense in each period. Additionally, pursuant to applicable accounting rules, we periodically assess whether long-lived assets have been impaired. We deem an asset to be impaired if its estimated fair value is less than the net book value at which it is recorded on our balance sheet. Our estimate of fair value is based on the net present value of expected future cash flows attributable to the asset. Predicting future cash flows attributable to a particular asset is difficult, and requires the use of significant judgment.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation.  Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term, if applicable, generally three to seven years.  Repair and maintenance costs are expensed as they are incurred.

Goodwill

We evaluate the carrying value of goodwill annually in accordance with SFAS No. 142.  The annual impairment review required by SFAS 142 involves a two-step process as follows:

Step 1 – Compare the fair value of each reporting unit to the carrying value, including goodwill, of each of the reporting units.  For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, Step 2 is performed.  If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2 – Perform an allocation of the fair value of the reporting unit to its identifiable tangible and non-goodwill intangible assets and liabilities.  This derives an implied fair value for the reporting unit’s goodwill.  Compare the implied fair value of the reporting unit’s goodwill with the carrying value of the reporting unit’s goodwill.  If the carrying value of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment charge would be recognized for the excess.

Finite-lived intangibles

Finite-lived intangible assets are presented at cost, net of accumulated amortization.  Amortization is calculated using the straight-line method over estimated useful lives of the assets.  An impairment charge will be recorded on finite-lived intangibles or long-lived assets when it is determined that the carrying value of the intangibles and long-lived assets may not be recoverable.  There are several factors considered important which could trigger an impairment including changes in our use of the acquired assets or the strategy for our business and significant negative industry or economic trends.

Based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined to be commensurate with the risk inherent in our current business model.

Cash equivalents and investments

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.  We classify marketable securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  These securities are carried at fair market value, with unrealized gains and losses reported as a separate component of stockholders’ equity.  Gains or losses on securities sold are based on the specific identification method.  We had no short or long term investments at June 30, 2006 or December 31, 2005.

Concentration of credit risk

As of June 30, 2006 and December 31, 2005, we had cash deposits at financial institutions exceeding federally insured limits totaling $589,538 and $512,822, respectively.

Financial instruments

The fair values of financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties. We estimate that the carrying amounts of the financial instruments included in the accompanying consolidated balance sheets are not materially different from their fair values.   The carrying amounts reported for cash and cash equivalents, accounts receivable and accounts payable are considered to approximate fair values based upon the short maturities of these financial instruments.  The carrying amounts of short-term and long-term debt are also considered to approximate fair values based upon current interest rates.

Accrued liabilities

Certain of our accrued liabilities are based on estimates. For instance, we record a liability on our balance sheet each period for the estimated cost of goods and services rendered to us for which we have not received an invoice and we have made provisions to address certain state or local tax liabilities that require us to interpret numerous complex tax laws.  Additionally, our restructuring reserve includes an estimate for the loss we expect to incur for excess leased facility space.  This estimate is based on certain assumptions, such as the market value of the space and the time it will take to sublease the space. Our estimates are based on historical experience, input from sources outside the company, and other relevant facts and circumstances.

Legal costs

Legal costs incurred by the Company arising in the normal course of business are expensed as incurred.  Estimated future actual attorney fees cannot be accrued for future services.  Costs associated with loss contingencies will be accrued when a liability is probable and the costs are reasonably estimable.

Warranty costs

We provide a 90-day warranty on proprietary software and services delivered.  No warranty is provided on third-party software or hardware.  Although we do not have a history of material warranty claims, the need for a warranty accrual is evaluated periodically in accordance with Statement of Financial Accounting Standard No. 5, “Accounting for Contingencies.”

Income taxes

We use the asset and liability method of accounting for income taxes under which deferred income taxes are provided based upon currently enacted tax laws and rates. A valuation allowance is provided against the future benefits of deferred tax assets if it is determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will not be realized.

Net loss per share

Basic net loss per share is based on weighted average shares outstanding and diluted net loss per share is based on weighted average common shares and dilutive equivalents outstanding, if any.  As a result of our net losses, all common share equivalents would have been anti-dilutive and have therefore been excluded from the diluted net loss per share calculation.

The following table summarizes securities outstanding as of each period end that were anti-dilutive and not included in the calculation of diluted net loss per share (in thousands):

	June 30,	June 30,
	2006	2005
Stock options	2,480	2,106
Warrants to purchase common stock	4,575	2,702

Comprehensive loss

We report comprehensive loss and its components in accordance with Statement of Financial Accounting Standards No. 130,”Reporting Comprehensive Income.” Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources.  For the three and six months ended June 30, 2006 and 2005, our comprehensive net loss was equal to our net loss.

Stock-based compensation

Effective January 1, 2003, we began to account for stock options using a fair value method, as allowed under SFAS No. 123R, as amended.  We have elected to use the prospective method of transition, resulting in the recognition of stock-based compensation expense of $147,000 and $230,000 in the three and six months ended June 30, 2006, respectively and $76,000 and $161,000 in the three and six months ended June 30, 2005, respectively.

Had compensation cost for our option plan been determined based on the fair value at the grant dates for the awards, calculated in accordance with the method prescribed by SFAS 123R prior to January 1, 2003, our pro forma net loss would have been as follows (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net loss, as reported	$(506)	$(1,667)	$(896)	$(2,915)
Add stock-based compensation expense included in reported net income, net of related tax effects	147	76	230	161
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(148)	(79)	(231)	(167)
Pro forma net loss	$(507)	$(1,670)	$(897)	$(2,921)

Basic and diluted loss per share:
As reported	$(0.03)	$(0.12)	$(0.06)	$(0.21)
Pro forma	$(0.03)	$(0.12)	$(0.06)	$(0.21)

For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2006 and 2005:

Dividend yield	0%
Risk-free interest rate	3.3%
Stock price volatility	201%
Expected life	3.5 years

The calculation of stock-based compensation requires us to make numerous estimates and assumptions and is particularly sensitive to the expected life of each stock option and the estimated volatility of our stock, both of which we estimate based primarily on historical experience.  Accordingly, this expense may not be representative of that to be expected in future years.

Recent accounting pronouncements

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs — an amendment of Accounting Research Bulletin No. 43, Chapter 4”. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material, or spoilage. Paragraph 5 of ARB 43, previously stated that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges. SFAS 151 requires that such items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal periods beginning after June 15, 2005.  The adoption of SFAS 151 did not have a significant impact on our consolidated statement of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”.  SFAS 154 replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change.  We adopted the provisions of SFAS No. 154 on January 1, 2006, as required.  The adoption of SFAS No. 154 did not have an impact on our consolidated financial statements.

NOTE 2 – RESTRUCTURING ACTIVITIES:

In the first six months of 2005, we recognized a benefit of $13,000 resulting from our negotiation of the early closure of a leased facility.  The components of our restructuring provision and activity in the reserve for the six months ended June 30, 2006 and 2005 are as follows (in thousands):

Leased Facilities
December 31, 2005 balance	$84
Cash Payments	(29)
March 31, 2006 balance	$55
Cash Payments	(10)
June 30, 2006 balance	$45

Leased Facilities
December 31, 2004 balance	$244
Benefit	13
Cash payments	(95)
March 31, 2005 balance	$162
Cash payments	(23)
June 30, 2005 balance	$139

NOTE 3 – SALE OF HAWAII OPERATION

On February 9, 2006, we completed the sale of our Hawaii operation to TeamPraxis.  We received $605,000 of cash in connection with the sale including $25,000 associated with ongoing service and transaction fees that were earned and recognized as revenues in the first quarter of 2006.  We believe that while providing us with working capital, the sale allowed our customers and employees located in Hawaii to benefit from a local experienced management team as well as a company with a local presence in the medical billing and practice management industry.  VantageMed expects to receive some additional service and transaction fees from the buyer on an ongoing basis based on continued RidgeMark usage levels.  We do not expect these fees to be significant.

The assets sold included software, certain customer contracts, accounts receivable and other assets as outlined in the Asset Purchase Agreement.  The deferred revenue liability associated with amounts invoiced for software maintenance prior to the effective date of the transaction was also sold to TeamPraxis.  Medical billing service customers were given a choice to continue with TeamPraxis or to accept VantageMed’s notice of termination effective February 28, 2006.  Post termination billing and collection services under these terminated contracts is being provided by TeamPraxis under VantageMed’s direction.  Contractual rights and responsibilities transferred to TeamPraxis were made effective for services delivered effective February 9, 2006.

VantageMed’s Hawaii operation had 27 local employees and while it generated approximately $2.8 million of revenues in 2005 revenues, it was not profitable.  The following results of operations for the Hawaii operation are included in the accompanying consolidated condensed financial statements (in thousands):

	Three Months Ended June 30,	Six Months Ended June 30,
	2005	2006	2005
Revenues	$790	$250	$1,542
Costs of Sale	618	213	1,159
Gross Margin	172	37	383
Direct and Allocated Operating Costs and Expenses	151	183	696
Income (Loss) from Operations	$21	$(146)	$(313)

Following are the major classes of assets and liabilities that were sold in the February 2006 transaction (in thousands):

Accounts Receivable, net	$141
Inventories, net	16
Fixed Assets, net	9
Intangible Assets, net	376
Total Assets	542

Deferred Revenues	197
Total Liabilities	$197

We recognized a gain of $235,000 in the first quarter of 2006 in connection with this transaction.

NOTE 4– BALANCE SHEET COMPONENTS

Throughout 2005 we wrote off the value of certain intangible assets as the sunset process associated with each of the legacy technology products was completed.  There was no impact to our statement of operations as the net book value of these assets was zero.  The balance of the intangible assets and goodwill were written off in connection with the sale of our Hawaii based operations in the first quarter of 2006 (Note 3).

Components of intangible assets were as follows as of December 31, 2005 (in thousands):

	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Acquired software	$984	$(984)
Customer lists	750	(731)
Other	60	(60)
	$1,794	$(1,775)
Intangible assets not subject to amortization:
Goodwill	$358

Amortization of intangible assets was approximately $1,000 for the six months ended June 30, 2006, and was approximately $7,000 and $10,000 for the three and six months ended June 30, 2005, respectively.

Property and equipment net, consisted of the following (in thousands):

	June 30,	December 31,
	2006	2005
Office and computer equipment	$1,650	$2,036
Furniture and fixtures	138	140
Vehicles	—	18
Leasehold improvements	91	94
	1,879	2,288
Less: accumulated amortization and depreciation	(1,734)	(2,075)
	$145	$213

Depreciation expense was approximately $38,000 and $86,000 for the three and six months ended June 30, 2006, respectively, and was approximately $58,000 and $118,000 for the three and six months ended June 30, 2005, respectively.

Accrued liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2006	2005

Accrued payroll and related expenses	$201	$292
State and Local taxes payable	261	294
Restructuring, current portion (see Note 2)	45	62
Accrued purchases	81	178
Accrued legal matters	115	82
Other	279	220
	$982	$1,128

In February 2006, we entered into an arrangement with a vendor that provides for the deferral of certain payable balances in exchange for our agreement to use their services on an exclusive basis.  We expect to build the deferred balance through September 2006 and will repay the balance over the course of approximately 30 months beginning in October 2006.  At June 30, 2006, the deferred balance of $99,000 is included in accrued liabilities.

NOTE 5 – PRIVATE PLACEMENT OF COMMON STOCK

In June 2006, we completed a $500,000 private placement of 1,111,112 shares of common stock priced at $0.45 per share.  Institutional investors purchased 97 percent of the shares, with members of our management team combining for the purchase of 3 percent.  The investors in the transaction received warrants to purchase an additional 1,111,112 shares of common stock priced at $0.55 per share, and an additional 555,556 shares of common stock priced at $0.90 per share.  After legal expenses, the net proceeds to VantageMed were approximately $492,000.  We plan to use these funds for working capital purposes and for consideration of broader strategic opportunities that we believe will provide value to our stockholders.  This issuance triggered an adjustment to the purchase price and number of warrants that were issued in the March 2005 transaction described below.  The information in this document has been updated to reflect the adjusted strike price and number of warrants following this adjustment.

In March 2005, we completed a $5.0 million private placement of 5,376,344 shares of common stock priced at $0.93 per share.  Institutional investors purchased 90 percent of the shares, with members of our management team and a member of our Board of Directors combining for the purchase of 10 percent.  The investors in the transaction also received warrants to purchase an additional 1,155,247 shares of common stock priced at $1.21 per share, and warrants to purchase 1,165,498 shares of common stock priced at $1.43 per share. In connection with this transaction, we paid a fee to our broker equal to 7.0% of the total amount of capital we received, or $350,000. Our broker also received warrants to purchase an additional 487,358 shares of our common stock as part of this fee arrangement. After broker commissions and legal expenses, the net proceeds to VantageMed were approximately $4.6 million. We have used these funds for working capital purposes, including investments in sales and marketing for our RidgeMark product which have not resulted in increased sales.

NOTE 6 – LITIGATION AND CONTINGENCIES

In December 2003, several employees resigned from VantageMed to form a separate company named Pacific Practice Services. In February 2004 and March 2004, VantageMed notified these former employees regarding several matters including VantageMed’s assertion that the use of the Pacific Practice Services name infringes VantageMed’s rights regarding the name Pacific Software, among other things. In March 2005, the parties entered into a release and settlement agreement that, among other things, requires the former employees to discontinue the use of the name Pacific Practice Services.

On March 16, 2004, we filed a notice of arbitration with the American Arbitration Association in Sacramento, California to arbitrate claims against Robert S. Putnam and Duangchan Putnam arising out of their alleged use of trade secrets and other proprietary information obtained while they were employees of VantageMed to unfairly compete with VantageMed after their employment terminated. The claim is for money damages and injunctive relief for several causes of action related to misappropriation of trade secrets, unfair competition and breach of an asset purchase agreement and other contracts. Respondents answered the claim denying the allegations contained therein and asserting various affirmative defenses.  The matter was settled in January 2005 and in connection with the settlement, VantageMed agreed to pay the former employees’ legal expenses totaling $27,500. This settlement amount was paid in the quarter ended March 31, 2005.

In February 2005, a former VantageMed customer filed a complaint in state court in New York against the Company alleging that the Company breached a contract with and certain warranties to the customer by failing to deliver certain direct payer transaction software and failing to provide software that was HIPAA compliant.  The customer seeks damages of $192,896.00.   In March 2005, the Company removed the case to the United States District Court for the Western District of New York.  The Company believes the allegations to be without merit and is actively defending the claims.  The Company has answered the complaint denying the claims and asserting certain affirmative defenses.

In June 2005, a former employee filed a complaint against VantageMed alleging discrimination based on age and gender in connection with his February 2005 termination. VantageMed’s insurer agreed to settle this claim for a total payment of $24,500 plus $9,500 in legal fees which was accrued for in September 2005 and paid in December 2005.

In January 2006, a VantageMed customer filed suit in state court in Nevada alleging breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. The customer seeks $236,049 in damages. The case was removed to Federal court in Nevada and upon motion by VantageMed, transferred to the Federal district court in Sacramento. VantageMed has answered the complaint and filed a counterclaim for recovery of the value of uncompensated services provided by VantageMed.

We are party to various legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome and which can be reasonably estimated are accrued. Such accruals were $115,000 and $82,000 at June 30, 2006 and December 31, 2005, respectively, and are based on information known about the matters, our estimates of the outcomes of such matters, and our experience contesting, litigating and settling similar matters. This amount is included in accrued liabilities in the accompanying condensed consolidated balance sheet. None of the actions are believed by management to involve amounts that would be material to our consolidated financial position, operations, or liquidity after consideration of recorded accruals.

NOTE 7 - SEGMENT REPORTING

We have evaluated our approach for making operating decisions and assessing the performance of our business and have determined that we have three reportable segments:  software and systems, customer support and electronic services. The software and systems sales group sells and licenses practice management software products to physicians, and other professionals with comprehensive office management software designed to automate the administrative, financial, practice management and clinical requirements of a practice. The customer support group provides software, network and hardware support, training, installation services. The electronic services group provides electronic claims processing, electronic statement printing and mailing and electronic remittance advice services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on margin level before selling general and administrative and other operating costs and do not manage costs below margin by segment. Additionally, we do not track long-lived assets by segment and therefore asset disclosures are not relevant and are not presented. Our reportable segments offer different products and services, which are sold and serviced by the same selling and support personnel. The accompanying statements of operations disclose the financial information for these reportable segments for the three and six months ended June 30, 2006 and 2005.

INDEX TO FINANCIAL STATEMENTS

December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

VantageMed Corporation

Rancho Cordova, California

We have audited the accompanying consolidated balance sheets of VantageMed Corporation (a Delaware corporation) as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, stockholders’ equity (deficit), and cash flows for the two years then ended. These consolidated financial statements are the responsibility of VantageMed Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VantageMed Corporation as of December 31, 2005, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company sustained recurring losses from operations and had an accumulated deficit and stockholders deficit of $81.2 million and $3.4 million, respectively as of December 31, 2005. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Farber Hass Hurley & McEwen LLP

Granada Hills, California

February 22, 2006

VANTAGEMED CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004
	(unaudited)
Revenues:
Software and systems	$501	$957	$3,126	$5,870
Customer support	1,571	2,308	8,104	11,496
Electronic services	852	1,089	4,065	4,754
Total revenues	2,924	4,354	15,295	22,120

Cost of revenues:
Software and systems	145	348	1,138	2,971
Customer support	988	1,745	5,894	7,347
Electronic services	479	747	2,706	2,791
Total cost of revenues	1,612	2,840	9,738	13,109

Total gross margin	1,312	1,514	5,557	9,011

Operating expenses:
Selling, general and administrative	1,369	2,038	7,082	8,699
Product development	412	589	2,184	2,519
Depreciation and amortization	49	67	243	477
Stock-based compensation	83	85	334	113
Restructuring and impairment	—	(13)	(13)	1,052
Gain on sale of DentalMate business	—	—	—	(41)
Total operating expenses	1,913	2,766	9,830	12,819

Loss from operations	(601)	(1,252)	(4,273)	(3,808)

Other income (expense):
Interest income	7	16	60	40
Interest expense and other, net	(31)	(12)	(67)	(137)
Gain on sale of Hawaii operation	235	—	—	—

Total other income (expense)	211	4	(7)	(97)

Net loss	$(390)	$(1,248)	$(4,280)	$(3,905)

Basic and diluted net loss per share	$(0.03)	$(0.13)	$(0.31)	$(0.47)
Weighted-average shares - basic and diluted	14,239	9,326	13,951	8,285

The accompanying notes to consolidated financial statements

are an integral part of these financial statements.

VANTAGEMED CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$636	$946
Accounts receivable, net of allowance of $352 and $413, respectively	1,213	1,761
Inventories, net of reserve of $103 and $21, respectively	62	116
Prepaid expenses and other	263	396
Total current assets	2,174	3,219
Other assets, net of current portion	—	6
Property and equipment, ne	213	333
Intangibles, net	377	392
Total assets	$2,764	$3,950
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$140	$375
Accounts payable	1,543	1,754
Accrued liabilities	1,128	2,071
Customer deposits and deferred revenue	3,299	3,919
Total current liabilities	6,110	8,119
Long-term portion of restructuring reserve, net of current portion	22	93
Long-term debt, net of current portion	42	—
Total liabilities	6,174	8,212
Commitments and contingencies (Notes 6 and 12)	—	—
Stockholders’ deficit:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding 2005 and 2004	—	—
Common stock, $0.001 par value, 40,000,000 shares authorized and 14,239,178 shares issued and outstanding as of December 31, 2005; 20,000,000 shares authorized; 8,279,323 shares issued and outstanding as of December 31, 2004	14	8
Additional paid-in capital	77,751	72,625
Accumulated deficit	(81,175)	(76,895)
Total stockholders’ deficit	(3,410)	(4,262)
Total liabilities and stockholders’ deficit	$2,764	$3,950

The accompanying notes to consolidated financial statements

are an integral part of these financial statements.

VANTAGEMED CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

(In thousands, except share amounts)

	Common Stock		Additional Paid-In	Unrealized Gain (Loss) On Available-For-Sale	Accumulated
	Shares	Amount	Capital	Securities	Deficit	Total
Balance, December 31, 2003	8,343,770	$8	$72,483	$16	$(72,990)	$(483)
Repayment of notes receivable with common stock held as collateral	(128,779)	—	—	—	—	—
Shares issued in exchange for options exercised	64,332	—	29	—	—	29
Stock-based compensation expense	—	—	113	—	—	113
Subtotal	8,279,323	8	72,625	16	(72,990)	(341)
Unrealized loss on investments	—	—	—	(16)	—	(16)
Net loss	—	—	—	—	(3,905)	(3,905)
Comprehensive loss						(3,921)
Balance, December 31, 2004	8,279,323	$8	$72,625	$—	$(76,895)	$(4,262)
Sale of stock and warrants (Note 7)	5,376,344	5	4,571	—	—	4,576
Shares issued in exchange for options exercised	583,511	1	221	—	—	222
Stock-based compensation expense	—	—	334	—	—	334
Subtotal	14,239,178	14	77,751	—	—	870
Net loss	—	—	—	—	(4,280)	(4,280)
Comprehensive loss						(4,280)
Balance, December 31, 2005	14,239,178	$14	$77,751	$—	$(81,175)	$(3,410)

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

VANTAGEMED CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2005	2004
Cash flows from operating activities:
Net loss	$(4,280)	$(3,905)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	242	477
Loss (gain) on sale or disposal of assets	—	(34)
Bad debt expense	246	451
Impairment of intangibles	—	1,176
Stock-based compensation	334	113
Changes in assets and liabilities:
Accounts receivable	302	152
Inventories	54	153
Prepaid expenses and other	336	298
Accounts payable and accrued liabilities	(1,225)	(2)
Customer deposits and deferred revenue	(620)	374

Net cash used for operating activities	(4,611)	(747)

Cash flows from investing activities:
Purchases of property and equipment	(49)	(131)
Purchase of investments	(4,000)	—
Proceeds from maturities of investments	4,000	751
Cash proceeds from DentalMate sale	—	50

Net cash provided by (used for) investing activities	(49)	670

Cash flows from financing activities:
Payments on debt	(448)	(591)
Proceeds from sale of stock and warrants, net	4,576	—
Proceeds from stock option exercises	222	29

Net cash provided by (used for) financing activities	4,350	(562)

Net decrease in cash and cash equivalents	(310)	(639)
Cash and cash equivalents, beginning of year	946	1,585

Cash and cash equivalents, end of year	$636	$946

Supplemental cash flow information:
Cash payments for interest	$17	$36
Acquisition of property and equipment under capital lease arrangements	$58	$—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

VANTAGEMED CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

VantageMed Corporation was incorporated in California on June 1, 1995, and on April 9, 1997, we reincorporated in Delaware. In February 2000, we completed our initial public offering (IPO) of 3 million shares of our common stock, the gross proceeds of which aggregated approximately $36 million. VantageMed is a diversified healthcare information systems supplier headquartered in Rancho Cordova, California with support personnel and sales representatives in various locations throughout the United States. We develop, sell, install and support software products and services that assist physicians, anesthesiologists, behavioral health professionals, and other healthcare providers in the operation of their practices and organizations. We have built a national customer presence by acquiring established regional healthcare practice management systems companies to sell and support our Windows-based software and services. In 2005 and 2006 we established numerous relationships with Value Added Resellers (VARs). We hope to distribute product using the VAR distribution channel in 2006. We have not completed any acquisitions since 1999. We have developed a customer base of approximately 18,000 physician, anesthesiologist and behavioral health providers nationwide through both acquisitions and internal growth.

Basis of presentation

The accompanying consolidated financial statements have been prepared assuming that VantageMed will continue as a going concern; however, we have experienced recurring losses from operations since our inception. These losses have resulted in negative operating cash flows and negative working capital. At December 31, 2005 we had cash and cash equivalents totaling $636,000, negative working capital of $3.9 million and a stockholders’ deficit of $3.4 million. These factors, among others, raise substantial doubt as to our ability to continue as a going concern. We are also subject to a number of additional risks, including, but not limited to uncertainties in the healthcare industry, our ability to continue to develop necessary complementary technologies including clinical focused software such as an Electronic Medical Records (EMR) product as well as market acceptance of our existing products. In order for us to achieve positive operating cash flow, working capital or profitability we will need to make changes to our cost structure and operating plan. These changes also involve significant risks and uncertainties including our ability to execute these strategies in an effective and timely manner. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should VantageMed be unable to continue as a going concern.

Throughout 2003 and 2004 we migrated a number of our legacy technology customers to our RidgeMark product line increasing the number of RidgeMark customers supported from approximately 110 at December 2002 to 401 at December 2004 and 437 at December 2005. This rapid increase in the number of RidgeMark customers placed a significant strain on our resources and had a negative impact on the quality of product support we were able to deliver. In February 2006 the number of RidgeMark customers being supported decreased to approximately 407 following the sale of our Hawaii based operations. Since our legacy customer migration process was completed in the second half of 2004 and into the first quarter of 2005, we have experienced a significant decrease in order activity from 189 orders in 2004 to 31 orders in 2005. We invested resources in acquiring new customers to supplement this decrease in order activity but were not successful in this pursuit. Due to our need to balance costs and cash against this opportunity, we have reduced our spending on this process and are currently focusing our operations on customer satisfaction of our RidgeMark customer base, market position of Helper and growth of our Northern Health market niche.

While we have taken a number of steps designed to improve the quality of customer support, increase sales to new customers and align our costs with this reduced level of revenues, including a reduction in headcount from 174 at March 31, 2005 to 130 at December 31, 2005 and to 93 at March 24, 2006, additional changes are necessary to improve our financial condition. These additional changes may require further cost reductions. Additional financing may not be available on terms acceptable to us, or at all. If adequate funds are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products or services or otherwise respond to competitive pressure may be limited.

Considering our current sales forecast, cash management practices, projected operating expenses as well as a number of structural and other alternatives described above, we believe that we can make the changes necessary to ensure that our cash and investments will be sufficient to meet our cash flow needs through at least December 2006. There can be no assurance that our plans will succeed.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For instance, we record a liability on our balance sheet each period for the estimated cost of goods and services rendered to us for which we have not received an invoice and our tax accruals require us to interpret and apply complex tax laws in numerous states and local jurisdictions. Additionally, our restructuring reserve includes an estimate for the loss we expect to incur for excess leased facility space. This estimate is based on certain assumptions, such as the market value of the space and the time it will take to sublease the space. Our estimates are based on historical experience, input from third parties, and other relevant facts and circumstances. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Revenue recognition

Fees from licenses are recognized as revenue in accordance with AICPA Statement of Position 97-2, (SOP 97-2) “Software Revenue Recognition,” as amended by SOP 98-9, and Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition,” when all shipment obligations have been met, fees are fixed and determinable, collection of the sale proceeds is deemed probable and a contract has been signed. We generally charge a one-time license fee for the right to use our proprietary software. The amount of the license fee is fixed and based on a specific number of users specified at the inception of the license agreement and is generally part of a multiple element arrangement. The license fee is not subject to adjustment based on future usage or an obligation to distribute further copies. Payment of the license fee is due upon delivery and acceptance, generally 30 to 45 days from the date of contract execution. We do not offer cancellation provisions and in a limited number of cases, we have offered extended payment terms. We also license one of our proprietary software products on a monthly subscription basis. No long-term commitment is required and the customer can cancel the subscription agreement at any time. Under the subscription agreement, license fee revenue is recognized ratably over the license period.

Multiple element arrangements generally include a proprietary software license, third-party software, hardware, and implementation, training and other specified services. The fee for multiple element arrangements is allocated to the various elements based on vendor-specific objective evidence (VSOE) of fair market value established by the price of the elements sold separately or renewal rates if an element is not yet being sold separately. The residual method is used when VSOE exists for the undelivered elements, primarily post-contract support and training. Also, to the extent that a discount exists on any of the elements, we follow the residual method and attribute that discount entirely to the delivered elements. Upon contract execution, we collect a deposit, which can vary from 0% to 50% based on the customer’s credit profile and previous relationship with us, if any. In the event that a customer elects to finance their purchase, we obtain a 10% deposit from the customer and we obtain a copy of the approved lease documents prior to moving forward with the contract. Payments from leasing companies are either received upon contract execution or when the system has been delivered and accepted by the customer. Revenue is recognized when all of the criteria of SOP 97-2 are met. Deposits received in advance of revenue recognition are recorded as deferred revenue.

We also provide post-contract support under annual maintenance and support agreements as well as other services including electronic claims processing, electronic statement printing, mailing, data processing and other services provided independently from software licensing activities. Annual support agreements are billed annually, quarterly or monthly and all other services are billed as the services are rendered. In accordance with SOP 97-2, software subscription license fees and revenue from annual support agreements are recognized ratably over the contract term. Subscription and support fees received in advance of revenue recognition are recorded as deferred revenue. Revenue from all other services is recognized as the services are rendered.

We offer a limited return provision for 60 days from the date of purchase, for one of our off-the-shelf software products. Based on historical information available to us based on past sales and returns experience, we are able to reasonably estimate future product returns. Although not material, we make adequate provision for returns expected on sales made within 60 days of each reporting period.

Software development costs

To date, all of our costs for research and development of software products have been expensed as incurred since the amount of software development costs incurred subsequent to the establishment of technological feasibility, evidenced by establishment of a working model, have been immaterial. To the extent that we incur additional development costs after technological feasibility has been established, we would capitalize those development costs in accordance with the Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.”

Allowance for doubtful accounts

We review accounts receivable and provide a reserve for amounts we estimate will not be collectible. During our review we consider our historical experience, the age of the receivable balance, the credit-worthiness of the customer and the reason for the delinquency. We consider a number of matters when granting credit to customers including our prior experience with them, their current cash resources, and ability to obtain lease financing.

Inventories and related reserves

Inventories are stated at the lower of cost (specific identification method) or market and consist primarily of supplies and new computer equipment purchased to fill customer orders. Reserves are provided for excess or obsolete inventory, which are estimated based on the age of the items and our ability to utilize the items in future sales. Generally, items that are greater than one year old are reserved and the related charge is recorded as cost of software and systems revenue.

Long-lived assets

For certain long-lived assets, primarily property and equipment and intangible assets, we estimate the useful life of the asset and recognize its cost as an expense over the estimated useful life. We use the straight-line method to expense long-lived assets, which results in an equal amount of expense in each period. Additionally, pursuant to applicable accounting rules, we periodically assess whether long-lived assets have been impaired. We deem an asset to be impaired if its estimated fair value is less than the net book value at which it is recorded on our balance sheet. Our estimate of fair value is based on the net present value of expected future cash flows attributable to the asset. Predicting future cash flows attributable to a particular asset is difficult, and requires the use of significant judgment.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term, if applicable, generally three to seven years. Repair and maintenance costs are expensed as they are incurred.

Goodwill

We evaluate the carrying value of goodwill annually in accordance with SFAS No. 142. The annual impairment review required by SFAS 142 involves a two-step process as follows:

Step 1 - Compare the fair value of each reporting unit to the carrying value, including goodwill, of each of the reporting units. For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, Step 2 is performed. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2 - Perform an allocation of the fair value of the reporting unit to its identifiable tangible and non-goodwill intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. Compare the implied fair value of the reporting unit’s goodwill with the carrying value of the reporting unit’s goodwill. If the carrying value of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment charge would be recognized for the excess.

Finite-lived Intangibles and Long-lived Assets

Finite-lived intangible assets are presented at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over estimated useful lives of the assets. An impairment charge will be recorded on finite-lived intangibles or long-lived assets when it is determined that the carrying value of the intangibles and long-lived assets may not be recoverable. There are several factors considered important which could trigger an impairment including changes in our use of the acquired assets or the strategy for our business and significant negative industry or economic trends.

Based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined to be commensurate with the risk inherent in our current business model.

Cash equivalents and investments

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. We classify marketable securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” These securities are carried at fair market value, with unrealized gains and losses reported as a separate component of stockholders’ equity. Gains or losses on securities sold are based on the specific identification method. We had no short or long term investments at December 31, 2005 or 2004.

Concentration of credit risk

As of December 31, 2005 and 2004, we had cash deposits at financial institutions exceeding federally insured limits totaling $512,822 and $749,323, respectively.

Financial instruments

The fair values of financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties. We estimate that the carrying amounts of the financial instruments included in the accompanying consolidated balance sheets are not materially different from their fair values. The carrying amounts reported for cash and cash equivalents, accounts receivable and accounts payable are considered to approximate fair values based upon the short maturities of these financial instruments. The carrying amounts of short-term and long-term debt are also considered to approximate fair values based upon current interest rates.

Accrued liabilities

Certain of our accrued liabilities are based on estimates. For instance, we record a liability on our balance sheet each period for the estimated cost of goods and services rendered to us for which we have not received an invoice and we have made provisions to address certain state or local tax liabilities that require us to interpret numerous complex tax laws. Additionally, our restructuring reserve includes an estimate for the loss we expect to incur for excess leased facility space. This estimate is based on certain assumptions, such as the market value of the space and the time it will take to sublease the space. Our estimates are based on historical experience, input from sources outside the company, and other relevant facts and circumstances.

Legal Costs

Legal costs incurred by the Company arising in the normal course of business are expensed as incurred. Estimated future actual attorney fees cannot be accrued for future services. Costs associated with loss contingencies will be accrued when a liability is probable and the costs are reasonably estimable.

Warranty Costs

We provide a 90-day warranty on proprietary software and services delivered. No warranty is provided on third-party software or hardware. Although we do not have a history of material warranty claims, the need for a warranty accrual is evaluated periodically in accordance with Statement of Financial Accounting Standard No. 5, “Accounting for Contingencies.”

Income taxes

We use the asset and liability method of accounting for income taxes under which deferred income taxes are provided based upon currently enacted tax laws and rates. A valuation allowance is provided against the future benefits of deferred tax assets if it is determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will not be realized.

Net loss per share

Basic net loss per share is based on weighted average shares outstanding and diluted net loss per share is based on weighted average common shares and dilutive equivalents outstanding, if any. As a result of our net losses, all common share equivalents would have been anti-dilutive and have therefore been excluded from the diluted net loss per share calculation. The following table summarizes securities outstanding as of each period end, that were anti-dilutive and not included in the calculation of diluted net loss per share (in thousands):

	December 31,
	2005	2004
Stock options	1,692	2,002
Warrants to purchase common stock	2,702	100

Comprehensive loss

We report comprehensive loss and its components in accordance with Statement of Financial Accounting Standards No. 130 (SFAS 130),”Reporting Comprehensive Income.” Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. During 2004 other comprehensive income consisted of unrealized holding gains and losses on available-for-sale investment securities.

Stock-based compensation

Effective January 1, 2003, we began to account for stock options using a fair value method, as allowed under SFAS No. 123, as amended. We have elected to use the prospective method of transition, resulting in the recognition of stock-based compensation expense of $334,000 and $113,000 in the years ended December 31, 2005 and 2004, respectively.

Had compensation cost for our option plan been determined based on the fair value at the grant dates for the awards, calculated in accordance with the method prescribed by SFAS 123 prior to January 1, 2003, our pro forma net loss would have been as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2005	2004

Net loss, as reported	$(4,280)	$(3,905)
Add stock-based compensation expense included in reported net loss, net of related tax effects	334	113
Deduct total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(341)	(279)
Pro forma net loss	$(4,287)	$(4,071)
Basic and diluted loss per share:
As reported	$(0.31)	$(0.47)
Pro forma	$(0.31)	$(0.49)

For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2005 and 2004:

Dividend yield	0%
Risk-free interest rate	3.3%
Stock price volatility	201%
Expected life	3.5 years

The resulting pro forma compensation cost may not be representative of that to be expected in future years.

NOTE 2 - RESTRUCTURING ACTIVITIES

Our restructuring reserve balance consists of a reserve related to two leased facilities in Boulder, Colorado that were vacated in 2002. In the second quarter of 2004, we entered into an agreement to terminate and buyout the lease for one of the two facilities. In connection with the signing of this agreement, we recognized a benefit of $147,000 representing the difference between the payments that will be made under the revised arrangement and the amounts previously reserved for through our restructuring reserve. The termination agreement required us to pay approximately $22,000 upon signing and requires us to make monthly payments of approximately $4,000 through July 2006. Payments on the balance of the lease will be made through the end of the lease term (December 2007). The components of our restructuring provision and activity in the reserve for 2005 and 2004 are as follows (in thousands):

Leased Facilities
December 31, 2003 balance	$701
2004 net benefit	(126)
Cash payments	(331)
December 31, 2004 balance	244
First quarter 2005 restructuring benefit	13
Cash payments	(173)
December 31, 2005 balance	$84

NOTE 3 - SALE OF DENTALMATE BUSINESS

In September 2003 we sold our DentalMate business in exchange for $500,000 in cash, notes receivable totaling $100,000 and other consideration of $60,000. We deferred the gain associated with the $100,000 in notes until the payment was received. In connection with this transaction we recognized a gain totaling $571,000 in 2003 and upon collection of the final note installment, $41,000 in 2004.

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS

In the fourth quarter of 2005 we performed our impairment review of goodwill required by SFAS 142 and determined that the value of the intangible assets associated with our legacy billing service product based in the State of Hawaii was appropriate given the sale of our Hawaii based operations in February 2006 (see Note 12). As such, no impairment amount was recorded. Throughout 2005 we wrote off the value of intangible assets as the sunset process associated with each of the legacy technology products was completed. There was no impact to our statement of operations as the net book value of these assets was zero.

In the fourth quarter of 2004 we determined that the value of the intangible assets associated with our legacy products was significantly impaired due to our implementation of an accelerated support sunset program for these legacy products. In addition, continued poor performance and declining number of customers for one of our billing services units resulted in an impairment charge in 2004 of $1,176,000. Approximately $477,000 of this charge was related to the impairment of goodwill associated with one of our billing services business units.

To determine the amount of the impairment charge and implied fair value of goodwill in each year, we performed an allocation of the estimated fair value of each reporting unit to the identifiable tangible and intangible assets and non-goodwill intangible assets and liabilities.

Components of intangible assets were as follows (in thousands):

	December 31,
	2005		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Acquired software	$984	$(984)	$4,276	$(4,276)
Customer lists	750	(731)	3,989	(3,955)
Other	60	(60)	297	(297)
	$1,794	$(1,775)	$8,562	$(8,528)
Intangible assets not subject to amortization:
Goodwill	$358		$835

Amortization of intangible assets was approximately $15,000 and $180,000 for the years ended December 31, 2005 and 2004, respectively. We expect to recognize approximately $1,000 of amortization expense in the first quarter of 2006 and expect to write off the balance of the intangible assets and goodwill in connection with the sale of our Hawaii based operations in the first quarter of 2006 (Note 12).

NOTE 5 - BALANCE SHEET COMPONENTS

Property and equipment net, consisted of the following (in thousands):

	December 31,
	2005	2004
Office and computer equipment	$2,036	$2,022
Furniture and fixtures	140	201
Vehicles	18	20
Leasehold improvements	94	176
	2,288	2,419
Less: accumulated amortization and depreciation	(2,075)	(2,086)
	$213	$333

Depreciation expense was approximately $227,000 and $297,000 for the years ended December 31, 2005 and 2004, respectively.

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2005	2004

Accrued payroll and related expenses	$292	$626
State and Local taxes payable	294	482
Restructuring, current portion (see Note 2)	62	151
Accrued purchases	178	352
Accrued legal matters	82	129
Other	220	331
	$1,128	$2,071

NOTE 6 - DEBT AND LEASE OBLIGATIONS

At December 31, 2005, we had $130,000 in debt primarily issued in connection with our acquisitions as well as in connection with our financing of certain annual insurance premiums. Interest rates on these notes range from 6.0% to 7.0%. In addition, we lease certain computers and office equipment under lease agreements accounted for as capital leases. At December 31, 2005, we had $52,000 in capital leases that mature from February 2010 to July 2010. At December 31, 2004, we had $320,000 in assumed debt or promissory notes primarily issued in connection with acquisitions and $55,000 in capital leases.

We lease space at our principal executive and corporate headquarters and at several locations throughout the United States, with lease terms expiring at various dates through 2007. We have subleased some space in our facility in Boulder, Colorado.

Future minimum payments under all debt and lease obligations at December 31, 2005 are as follows (in thousands):

Year Ending December 31,	Debt	Capital Leases	Operating Leases
2006	$130	$15	$326
2007	—	15	159
2008	—	15	79
2009	—	15	79
2010	—	5	79
2011	—	—	13
Total minimum payments	130	65	$735
Less: interest on capital lease obligations at rates of 10.77% to 11.8%	—	(13)
Less: current maturities	(130)	(10)
Long-term portion	$—	$42

The future minimum operating lease payments above have been reduced for estimated income from sublease arrangements of $117,000 and $46,000 in 2006 and 2007, respectively.

NOTE 7 - STOCKHOLDERS’ EQUITY

Preferred Stock

 We are authorized to issue 5,000,000 shares of non-cumulative preferred stock with a par value of $0.001 per share, of which no shares are issued or outstanding at December 31, 2005 or 2004. Each share has the same voting rights as the number of shares of common stock to which it would be converted.

Warrants

 In March 2005, we completed a $5.0 million private placement of 5,376,344 shares of common stock priced at $0.93 per share. The investors in the transaction also received warrants to purchase an additional 1,075,267 shares of common stock priced at $1.30 per share, and warrants to purchase 1,075,267 shares of common stock priced at $1.55 per share. Our broker also received warrants to purchase an additional 225,807 shares of our common stock at $1.30 per share and 226,806 shares of our common stock at $1.55 per share as part of their fee arrangement. The fair value of these warrants was estimated to be $2.1 million using a Black-Scholes option pricing model and was recorded to additional paid in capital upon issuance. The warrants were immediately exercisable and expire on March 15, 2010.

 In June 2003, we issued warrants to purchase 100,000 shares of our common stock in connection with a consulting arrangement. The fair value of the warrants was estimated to be $33,000 using a Black-Scholes option pricing model and is being amortized to expense over the three-year term of the arrangement.

Private Placement

 In March 2005, we completed a $5.0 million private placement of 5,376,344 shares of common stock priced at $0.93 per share. Institutional investors purchased 90 percent of the shares, with members of our management team and a member of our Board of Directors combined to purchase 10 percent. The investors in the transaction also received warrants to purchase an additional 1,075,269 shares of common stock priced at $1.30 per share, and warrants to purchase 1,075,269 shares of common stock priced at $1.55 per share. In connection with this transaction, we paid a fee to our broker equal to 7.0% of the total amount of capital we received, or $350,000. Our broker also received an additional 225,806 warrants at a strike price of $1.30 and 225,807 warrants at a strike price of $1.55 to purchase common stock as part of this fee arrangement. After broker commissions and legal expenses, the net proceeds to VantageMed were approximately $4.6 million. We invested these funds in growing our business with a focus on delivering higher quality service to our customers and expanding the market scope of our products.

Stock Option Plans

 Under the Stock Option/Stock Issuance Plan (1998 Plan) the Board of Directors is authorized to grant options to purchase our common stock to employees, directors and consultants at prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of fair market value for non-statutory stock options. The 1998 Plan is divided into two programs: the Option Grant Program under which eligible persons may be granted options to purchase shares of common stock and the Stock Issuance Program under which eligible persons may be issued shares of common stock directly, either through the immediate purchase of shares or as a bonus for services rendered to VantageMed. The stock options generally vest 25% in the first year and ratably over the following three-year period and expire ten years from the date of grant. At December 31, 2005, there were approximately 848,000 shares available for issuance under the 1998 Plan. The number of shares reserved for issuance under the 1998 Plan will be increased automatically on January 1 of each year by an amount equal to 5% of our total outstanding common shares as of the proceeding December 31.

A summary of stock option activity and related information is as follows (in thousands except per share amounts):

	Year Ended December 31,
	2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	2,002	$0.67	1,657	$0.75
Granted	842	0.98	682	0.86
Exercises	(583)	0.39	(64)	0.47
Cancelled	(569)	1.05	(273)	1.19
Balance, end of period	1,692	$0.79	2,002	$0.67

The following table summarizes information about our outstanding stock options at December 31, 2005 (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	# Options Outstanding	Wtd. Avg. Contractual Life Remaining (Years)	Wtd. Avg. Exercise Price	Vested	Wtd. Avg. Exercise Price
$0.12 - $0.35	228	8.46	$0.26	186	$0.25
$0.40 - $0.47	206	7.13	0.44	147	0.44
$0.55 - $1.00	740	8.90	0.78	267	0.74
$1.18 - $9.60	518	8.91	$1.18	31	2.89
Total	1,692	8.46	$0.79	631	$0.64

The weighted-average grant date fair value of options granted was $0.92 and $0.82 per option during 2005 and 2004, respectively.

NOTE 8 - 401K SAVINGS PLAN

We maintain a 401(k) Savings Plan (the Plan) under which employees may elect to contribute up to 15% of their pre-tax compensation to the Plan. All employees are eligible to participate in the Plan upon performing 90 consecutive days of service. Employee contributions are 100% vested at all times. We may make discretionary contributions to the Plan, which vest annually over a six-year period. We made no discretionary contributions to the Plan in 2005 or 2004.

NOTE 9 - INCOME TAXES

No provision for income taxes was recorded in 2005 or 2004 since we generated both book and tax losses. Our provision for (benefit from) income taxes in 2005 and 2004 consisted of (in thousands):

	December 31,
	2005	2004
Current:
Federal	$—	$—
State	—	—
Total current	$—	$—
Deferred:
Federal	$(1,643)	$(643)
State	(137)	(111)
Total deferred	(1,780)	(754)
Change in valuation allowance	1,780	754
Net income tax provision	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2005, we had net operating loss carryforwards for federal and state income tax purposes of approximately $50 million and $9 million, respectively, that expire through 2025. The extent to which these loss carryforwards can be used to offset future taxable income may be limited. The components of our deferred income taxes were as follows (in thousands):

	December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$17,726	$15,769
Accruals and reserves not currently deductible	1,716	2,106
	19,442	17,875
Deferred tax liabilities:
Depreciation	(148)	(361)

Net deferred tax asset before allowance	19,294	17,514
Valuation allowance	(19,294)	(17,514)
Net deferred tax asset	$—	$—

We believe that available objective evidence creates sufficient uncertainty regarding the realizability of deferred tax assets, and therefore we have recorded a full valuation allowance to reduce the carrying value of such assets to zero. We will continue to assess the realizability of deferred tax assets based on actual and forecasted operating results. Our effective tax rate differs from the federal statutory tax rate due to the following (in thousands):

	Year Ended December 31,
	2005	2004
Expected tax benefit	$(1,455)	$(1,328)
Decrease in income taxes resulting from:
State income benefit	(477)	(400)
Increase in deferred tax asset valuation allowance	3,253	2,734
Nondeductible expenses	(1,321)	(1,006)
Net income tax provision	$—	$—

NOTE 10 - LITIGATION AND CONTINGENCIES

In December 2003, several employees resigned from VantageMed to form a separate company named Pacific Practice Services. In February 2004 and March 2004, VantageMed notified these former employees regarding several matters including VantageMed’s assertion that the use of the Pacific Practice Services name infringes VantageMed’s rights regarding the name Pacific Software, among other things. In March 2005, the parties entered into a release and settlement agreement that, among other things, requires the former employees to discontinue the use of the name Pacific Practice Services.

On March 16, 2004, we filed a notice of arbitration with the American Arbitration Association in Sacramento, California to arbitrate claims against Robert S. Putnam and Duangchan Putnam arising out of their alleged use of trade secrets and other proprietary information obtained while they were employees of VantageMed to unfairly compete with VantageMed after their employment terminated. The claim is for money damages and injunctive relief for several causes of action related to misappropriation of trade secrets, unfair competition and breach of an asset purchase agreement and other contracts. Respondents answered the claim denying the allegations contained therein and asserting various affirmative defenses. The matter was settled in January 2005 and in connection with the settlement, VantageMed agreed to pay the former employees’ legal expenses totaling $27,500. This settlement amount was paid in full in February 2005.

In June 2004, a former employee filed a claim against the Company alleging fraud and discrimination. The Company responded and the case was dismissed in June 2005.

In February 2005, a former VantageMed customer filed a complaint in state court in New York against the Company alleging that the Company breached a contract with and certain warranties to the customer by failing to deliver certain direct payer transaction software and failing to provide software that was HIPAA compliant. The customer seeks damages of $192,896.00.  In March 2005, the Company removed the case to the United States District Court for the Western District of New York. The Company believes the allegations to be without merit and is actively defending the claims. The Company has answered the complaint denying the claims and asserting certain affirmative defenses.

In June 2005, a former employee filed a complaint against VantageMed alleging discrimination based on age and gender in connection with his February 2005 termination. VantageMed’s insurer agreed to settle this claim for a total payment of $24,500 plus $9,500 in legal fees which was accrued for in September 2005 and paid in December 2005.

In January 2006, a VantageMed customer, the Carson Medical Group, filed suit in state court in Nevada alleging breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. Carson seeks $236,049 in damages. The case was removed to federal court in Nevada and upon motion by VantageMed, transferred to the federal district court in Sacramento. VantageMed has answered the complaint and filed a counterclaim for recovery of the value of uncompensated services provided by VantageMed.

We are party to various legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome and which can be reasonably estimated are accrued. Such accruals were $82,000 and $129,000 at December 31, 2005 and 2004, respectively, and are based on information known about the matters, our estimates of the outcomes of such matters, and our experience contesting, litigating and settling similar matters. This amount is included in accrued liabilities in the accompanying consolidated balance sheet. None of the actions are believed by management to involve amounts that would be material to our consolidated financial position, operations, or liquidity after consideration of recorded accruals.

NOTE 11 - SEGMENT REPORTING

We have evaluated our approach for making operating decisions and assessing the performance of our business and have determined that we have three reportable segments: software and systems, customer support and electronic services. The software and systems sales group sells and licenses practice management software products to physicians, and other professionals with comprehensive office management software designed to automate the administrative, financial, practice management and clinical requirements of a medical practice. The customer support group provides software, network and hardware support, training, installation services. The electronic services group provides electronic claims processing, electronic statement printing and mailing and electronic remittance advice services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on margin level before many of the selling general and administrative and other operating costs and by segment we do not currently manage costs below gross margin. Additionally, we do not track long-lived assets by segment and therefore asset disclosures are not relevant and are not presented. Our reportable segments offer different products and services, which are sold and serviced by the same selling and support personnel. The accompanying statements of operations disclose the financial information for these reportable segments for 2005 and 2004.

NOTE 12 - SUBSEQUENT EVENTS / DISCONTINUED OPERATIONS

On February 9, 2006, we completed the sale of our Hawaii operation to TeamPraxis. We received $605,000 of cash in connection with the sale including $25,000 associated with ongoing service and transaction fees that are expected to be earned within the first quarter of 2006. W e believe that while providing working capital to VantageMed to use in our ongoing operations, the sale will allow our customers and employees located in Hawaii to benefit from a local experienced management team as well as a company with a local presence in the medical billing and practice management industry. VantageMed expects to receive some additional service and transaction fees on an ongoing basis based on continued RidgeMark usage levels.

The Hawaii operation assets sold included software, certain customer contracts, accounts receivable and other assets as outlined in the Asset Purchase Agreement. The deferred revenue liability associated with amounts invoiced for software maintenance prior to the effective date of the transaction was also sold to TeamPraxis. Medical billing service customers were given a choice to continue with TeamPraxis or to accept VantageMed’s notice of termination effective February 28, 2006. Post termination billing and collection services under these terminated contracts is being provided by TeamPraxis under VantageMed’s direction. Contractual rights and responsibilities transferred to TeamPraxis were made effective for services delivered effective February 9, 2006.

VantageMed’s Hawaii operation had 27 local employees and while it generated approximately $2.8 million of revenues in 2005 revenues, it was not profitable. The following results of operations for the Hawaii operations are reported as results of discontinued operations in the accompanying financial statements (in thousands):

	Year Ended December 31,
	2005	2004
Revenues	$2,794	$2,601
Costs of Sale	2,122	1,552
Gross Margin	672	1,049
Direct and Allocated Operating Costs and Expenses	1,267	1,407
Loss from Discontinued Operations	$(595)	$(358)

Following are the major classes of assets and liabilities that were sold in the February 2006 transaction and the approximate balances as of December 31, 2005 (in thousands):

Accounts Receivable, net	$247
Inventories	16
Fixed Assets	11
Intangible Assets	377
Total Assets	651

Deferred Revenues	232
Total Liabilities	$232

We expect to recognize a gain of approximately $200,000 in the first quarter of 2006 in connection with this transaction.

NOTE 13 - UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA:

	Quarter				Fiscal
(In thousands, except per share amounts)	First	Second	Third	Fourth	Year

2005:
Total Revenues	$4,354	$3,861	$3,616	$3,464	$15,295
Gross margin	1,514	1,160	1,406	1,477	5,557
Net income (loss)	(1,248)	(1,667)	(1,062)	(303)	(4,280)
Basic and diluted net income (loss) per share	$(0.13)	$(0.12)	$(0.08)	$(0.02)	$(0.31)
2004:
Total Revenues	$5,065	$6,125	$5,869	$5,061	$22,120
Gross margin	2,209	2,632	2,449	1,721	9,011
Net income (loss) (1)	(706)	(28)	(301)	(2,870)	(3,905)
Basic and diluted net income (loss) per share	$(0.08)	$(0.00)	$(0.04)	$(0.35)	$(0.47)

(1)        Includes $1,176,000 for impairment charges in the fourth quarter.

No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

VANTAGEMED CORPORATION

8,087,673 Shares of Common Stock

PROSPECTUS

September 27, 2006